The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-150221
Subject to completion, dated April 14, 2008

Preliminary Prospectus Supplement
(To Prospectus dated April 11, 2008)

27,313,761 Preferred Shares

Gerdau S.A.
Including Preferred Shares in the Form of American Depositary Shares

We are selling our preferred shares in a global offering, which consists of an international offering in the United States and other countries outside Brazil and a concurrent offering in Brazil. We are offering 27,313,761 preferred shares in the global offering. These preferred shares may be offered directly or in the form of American Depositary Shares, or ADSs, each of which represents one preferred share. The closings of the international and Brazilian offerings are conditioned upon each other. Our controlling shareholders intend to subscribe at least the number of preferred shares required to maintain their ownership interest in us following our capital increase. See “The Offering — Pro Rata Subscription Rights” and “Principal Shareholders.”

Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “GGB.” The closing price of the ADSs on the NYSE on April 9, 2008 was US$36.02 per ADS, which is equivalent to approximately R$60.79 per preferred share based upon the selling rate reported by the Central Bank of Brazil of R$1.6878 to US$1.00 on that date. Our preferred shares are listed on the Nivel 1 listing segment of the São Paulo Stock Exchange under the symbol “GGBR4.”

	Per ADS	Per share	Total

Public offering price	US$	R$	US$
Underwriting discounts and commissions	US$	R$	US$
Proceeds to us	US$	R$	US$

Itaú USA Securities, Inc., upon consultation with J.P. Morgan Securities Inc., has an option to purchase, on behalf of the international underwriters, up to 4,097,064 additional preferred shares in the form of ADSs from us, minus the number of preferred shares sold pursuant to the Brazilian underwriters’ over-allotment option referred to below, to cover over-allotments of ADSs, if any. Banco Itaú BBA S.A. has, upon consultation with Banco J.P. Morgan S.A., an option to purchase up to 4,097,064 additional preferred shares from us, minus the number of preferred shares in the form of ADSs sold by us, pursuant to the over-allotment option granted to Itaú USA Securities, Inc., to cover over-allotments of preferred shares, if any.

Investing in our preferred shares and ADSs involves risks. See “Risk Factors” beginning on page S-14 of this prospectus supplement.

Delivery of our preferred shares will be made in Brazil through the book-entry facilities of the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia) on or about          2008. Delivery of the ADSs will be made through the book-entry facilities of The Depository Trust Company, or DTC, on or about          , 2008.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Global Coordinator and Joint Bookrunner	Joint Bookrunner
Itaú BBA	JPMorgan

Lead Managers

Bradesco BBI	Citi	Goldman, Sachs & Co.	Santander Investment

Co- Managers

HSBC	Merrill Lynch & Co.	Morgan Stanley

                , 2008

Prospectus Supplement

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. The international underwriters and we have not authorized anyone to provide you with information that is different from, or additional to, that contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell our preferred shares or the ADSs. The information in this prospectus supplement may only be accurate on the date of this prospectus supplement.

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This prospectus supplement and the accompanying prospectus are being used in connection with the offering of preferred shares, including preferred shares in the form of ADSs, in the United States and other countries outside Brazil. We are also offering preferred shares in Brazil by means of a prospectus in the Portuguese language. The Brazilian prospectus, which has been filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, is in a format different from that of this prospectus supplement and the accompanying prospectus, and contains information not generally included in documents such as this prospectus supplement and the accompanying prospectus. This offering of preferred shares, including preferred shares in the form of ADSs, is made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this prospectus supplement and the accompanying prospectus.

Any investors outside Brazil purchasing preferred shares must be authorized to invest in Brazilian securities under the requirements established by Brazilian law, especially by the Brazilian National Monetary Council (Conselho Monetário Nacional ), or the CMN, the CVM and the Central Bank of Brazil, or the Central Bank, complying with the requirements set forth in Instruction No. 325, dated January 27, 2000, of the CVM, as amended, and Resolution No. 2,689, dated January 22, 2000, as amended, of the CMN. No offer or sale of ADSs may be made to the public in Brazil except in circumstances that do not constitute a public offer or distribution under Brazilian laws and regulations. Any offer or sale of ADSs in Brazil to non-Brazilian residents may be made only under circumstances that do not constitute a public offer or distribution under Brazilian laws and regulations.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

To the extent there is a conflict between the information contained in this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus supplement — the statement in the document having the later date modifies or supersedes the earlier statement.

The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to (i) “U.S.”, “dollars”, “U.S.$” or “$” are to United States dollars, (ii) “tonnes” are to metric tonnes, (iii) the “Company,” “Gerdau,” “we”, “us,” and “our” refer to Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”) and its consolidated subsidiaries.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

Our consolidated financial statements as of December 31, 2007 and for the year ended December 31, 2007, incorporated by reference into this prospectus supplement, have been audited by Deloitte Touche Tohmatsu Auditores Independentes, independent accountants.

Our consolidated financial statements as of December 31, 2007, 2006, 2005, 2005 and 2003 and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been presented in U.S. dollars and prepared in accordance with U.S. GAAP.

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires the use of certain accounting estimates by our management. Those areas that require the most significant judgments or estimates relevant to the consolidated financial statements, are set forth under “Critical Accounting Policies” in our Annual Report on Form 20-F for the year ended December 31, 2007, incorporated herein by reference. The estimates used are based on the best judgment of our management at the date of the consolidated financial statements. Our actual results may differ from management’s estimates.

Installed Capacity and Sales Volume

As used in this prospectus supplement:

•	“installed capacity” means the annual projected capacity for a particular facility (excluding the portion that is not attributable to our participation in a facility owned by a joint venture), calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance;

•	“tonne” means a metric tonne, which is equal to 1,000 kilograms or 2,204.62 pounds; and

•	“consolidated shipments” means the combined volumes shipped from all our operations in Brazil, Latin America, North America and Europe, excluding our joint ventures.

Rounding

We have made rounding adjustments to reach some of the figures included in this prospectus supplement. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Certain Definitions

We make statements in this prospectus supplement about our competitive position and market share in, and the market size of, the steel industry. These statements are based on statistics and other information from third-party sources that we believe are reliable. We derived this third-party information principally from reports published by the International Iron and Steel Institute, or IISI, Brazilian Steel Institute (Instituto Brasileiro de Siderurgia), or the IBS, American Iron and Steel Institute, or AISI, and the Commodities Research Unit, or the CRU, among others. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

Unless otherwise indicated, all references herein to:

(i)	the “Company”, “we”, “us” or “Gerdau” are references to Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries;

(iii)	“Chaparral Steel” or to “Chaparral” are references to Chaparral Steel Company, a corporation organized under the laws of the State of Delaware, and its consolidated subsidiaries;

(iv)	“Controlling Shareholders” refer to Metalúrgica Gerdau S.A., or Metalúrgica, and Santa Felicidade Comércio, Importação e Exportação de Produtos Siderúrgicos Ltda., or Santa Felicidade; and

(v)	“Preferred Shares” and “Common Shares” refer to the Company’s authorized and outstanding preferred stock and common stock, designated as ações preferenciais and ações ordinárias, respectively, all without par value.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. These statements relate to our future prospects, developments and business strategies.

Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.

It is possible that our future performance may differ materially from our current assessments due to a number of factors, including the following:

•	general economic, political and business conditions in our markets, both in Brazil and abroad, including demand and prices for steel products;

•	interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies in which we sell a significant portion of our products or in which our assets and liabilities are denominated;

•	our ability to obtain financing on satisfactory terms;

•	prices and availability of raw materials;

•	changes in international trade;

•	changes in laws and regulations;

•	electric energy shortages and government responses to them;

•	the performance of the Brazilian and the global steel industries and markets;

•	global, national and regional competition in the steel market;

•	protectionist measures imposed by steel-importing countries; and

•	other factors identified or discussed under “Risk Factors.”

Our forward-looking statements are not guarantees or an indication of future performance, and actual results or developments may differ materially from the expectations expressed in the forward-looking statements. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, potential investors should not rely on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement and accompanying prospectus and may not contain all of the information that is important to you. This prospectus supplement and the accompanying prospectus include or incorporate by reference information about the shares we are offering as well as information regarding our business and detailed financial data. You should read this prospectus supplement, the accompanying prospectus and any information incorporated by reference herein and therein in their entirety.

Overview

According to the IBS, we are Brazil’s largest producer of long rolled steel and, according to AISI estimates, the second largest producer in North America based on volume produced. We have a significant market share of the steel industry in almost all the countries where we operate and have been classified by IISI as the 14th largest steel producer in the world based on our consolidated production of crude steel in 2006.

We operate steel mills that produce steel by direct iron-ore reduction, or DRI, in blast furnaces, or in electric arc furnaces, or EAF. In Brazil we operate three blast furnace steel mills including our largest mill, Gerdau Açominas, an integrated steel mill located in Ouro Branco in the state of Minas Gerais. We currently have a total of 43 steel producing units in Latin America (including Brazil) and North America, as well as a consolidated subsidiary in Spain, Corporación Sidenor, for the production of special steel, and two associated companies: one in the Dominican Republic and another in Mexico. We also participate in two joint ventures: one in the U.S. for the production of flat rolled steel and another recently formed venture unit in India. During the fiscal year ended December 31, 2007, approximately 41.0% of all our sales volume was generated from operations in Brazil, 40.5% from operations in the U.S. and Canada, 13.1% from Latin American operations (excluding Brazil) and 5.4% from European operations.

As of December 31, 2007, total consolidated installed capacity, excluding our investments in joint ventures and associated, unconsolidated companies, was 24.8 million tonnes of crude steel and 21.0 million tonnes of rolled steel products. For the fiscal year ended December 31, 2007, we had total consolidated assets of US$22,971 million, consolidated net sales of US$15,815 million, total consolidated net income of US$1,617 million and a shareholders’ equity of US$7,003 million.

We offer a wide array of steel products, manufactured according to an extensive variety of customer specifications. Our product mix includes crude steel (slabs, blooms and billets) sold to rolling mills, finished products for the construction industry, such as rods and structural bars, finished products for industry use such as commercial rolled steel bars and machine wire and products for farming and agriculture, such as poles, smooth wire and barbed wire. We also produce specialty steel products utilizing advanced technology and normally with a certain degree of customization, for the manufacture of tools and machinery, chains, locks and springs, mainly for the automotive and mechanical industries.

A significant and increasing portion of our steel production assets are located outside Brazil, particularly in the U.S. and Canada. We began our expansion into North America in 1989, when consolidation in the global steel market effectively began. We currently operate 18 steel production units in the U.S. and Canada through our principal entity, Gerdau Ameristeel, and believe that we are one of the market leaders in North America in terms of production of some long steel products, such as rods, commercial rolled steel bars, extruded products and girders.

Our operating strategy is based on the acquisition and construction of steel mills close to our customers and the sources of raw materials required for steel production, such as scrap metal, pig iron and iron ore. For this reason, most of our production has historically been geared toward supplying the local markets in which we produce. However, in recent years, and especially after acquiring the Ouro Branco plant, we have expanded our exposure to the international markets and taken advantage of increased international demand and higher steel prices outside Brazil. We have a diversified list of international customers and our main export destinations include the U.S., Taiwan, South Korea, Thailand and Latin American countries such as Argentina, the Dominican Republic and Ecuador.

Through our subsidiaries and affiliates, we also engage in other activities related to the production and sale of steel products, including reforestation and electric power generation projects.

Financial and Operating Indicators

The following table shows our main financial and operating indicators for the fiscal years ending December 31, 2007 and 2006.

	Fiscal year ending on December 31,
	2007	%	2006	%	2005	%

Volume of Sales (tonnes in 1000)
Brazil
Domestic market	4,884	28.5	4,227	28.4	3,509	27.3
Exports	2,150	12.5	2,396	16.1	2,895	22.5
Total	7,034	41.0	6,623	44.5	6,404	49.8
Abroad
North America	6,941	40.5	6,039	40.6	5,727	44.5
Latin America(1)	2,248	13.1	1,546	10.4	729	5.7
Europe	936	5.4	681	4.6	—	—
Total	10,125	59.0	8,266	55.5	6,456	50.2
Consolidated Total	17,159	100.0	11,844	100.0	12,860	100.0
Net Sales (in millions of US$)
Brazil	6,663	42.1	5,354	45.2	4,484	50.4
North America	5,807	36.7	4,464	37.7	3,897	43.8
Latin America(1)	1,720	10.9	1,073	9.1	513	5.8
Europe	1,625	10.3	953	8.0	—	—
Total	15,815	100.0	11,844	100.0	8,894	100.0
Net Income (in millions of US$)
Brazil	901	55.7	946	62.5	754	67.4
North America	476	29.5	379	25.1	293	26.2
Latin America(1)	187	11.6	135	8.9	71	6.4
Europe	52	3.2	53	3.5	0	0
Total	1,616	100.0	1,513	100.0	1,118	100.0

(1)	Does not include operations in Brazil.

Business Strategy

Our objective is to produce high-quality steel products and by-products competitively, meeting the needs of our customers and the objectives of our stockholders and maintaining a position of prominence in the domestic and international steel markets. We intend to achieve our objective by adopting the following strategies:

Increase our presence in the global market through acquisitions and organic growth

We intend to follow the process of global consolidation in the steel sector through acquisitions and organic growth. Our international growth strategy is based principally on acquisition of mills whose profitability we believe we can increase quickly through our experience in management without the need for significant capital investment. In the Americas, our focus on acquisitions has been primarily directed toward long steel and in Europe and Asia, toward specialty steel. In the last 36 months ending December 31, 2007, we made 17 acquisitions, including Chaparral Steel, in the United States (installed capacity of 2.5 million tonnes). Corporacion Sídenor and GSB Acero in Spain (installed capacity of 1.1 million tonnes), Siderperu, in Peru (installed capacity of 540 thousand tonnes) and Grupo Feld, in Mexico (installed capacity of 350,000 tonnes).

We intend to continue expanding our operations organically, through expansion and addition of capacity, as well as through production optimization projects. As an example, we recently concluded the process of construction of a second blast furnace adjacent to the integrated steel facilities at the Ouro Branch mill, and the installation of a second continuous ingot caster at the same unit, resulting in an increase in the capacity in Brazil of approximately 15%, to 11.4 millions tonnes of crude steel per year. In the United States, we installed a new melt shop in Jacksonville, Florida, which increased our capacity to produce crude steel in North America to 10.0 million tonnes per year.

At the same time that we intend to continue expanding our operations through acquisitions and organic growth, we will seek to maintain our credit rating with the principal international rating agencies and this offering is intended, principally, to reduce our financial leverage.

Continue maximizing proximity to the Company’s customers through decentralized production

The majority of our steel mills are sized and located to meet the principal needs of the local markets, providing effective access to customers and raw materials. This strategy was developed in response to the geographic size of Brazil, the U.S. and Canada, and the high transportation and freight costs in each of these markets. We service our customers and obtain raw materials locally, thereby reducing transportation costs and enabling us to deliver quality products to our customers at competitive prices. Our widespread geographic presence also allows us to have closer relations with our customers, adapting production to their needs.

Maintain different sources of raw materials and achieve a high degree of vertical integration in supply of iron ore

We seek to reduce our dependency on our suppliers and reduce the possible negative impacts of temporary shortages of specific raw materials. To do so, we have established commercial relations with more than 7,000 suppliers of scrap metal throughout the world and with various suppliers of pig iron, iron ore and, to a lesser degree, coke-producing charcoal and other raw materials.

In addition, we have approximately 1.8 billion tonnes of ore reserves. Approximately 30.0% of the ore consumed by Gerdau Açominas comes from our mineral reserves and the remaining 70% is acquired from mines in the region. By the end of 2009, we intend to supply 45.0% of our core iron ore needs. In 2010, we expect our mines to provide 80.0% of the ore utilized by our units in Brazil. We believe that by diversifying our production processes we will reduce our exposure to raw material shortages.

Expand the mix of our products and increase market share of value-added products

The three main product or industrial markets in which we operate are civil construction, industry and agriculture. To serve their needs, we offer a wide array of products, such as crude steel (slabs, blooms and billets) for rolling mills; finished products for construction, such as structural extrusions and bars; commercial rolled bars and machine wire for industrial use and products for farming and agriculture, such as poles, nails, smooth wire and barbed wire. We also produce specialty steel products, normally with a certain degree of customization, utilizing advanced technology, for the manufacture of tools and machinery, chains, locks and springs, mainly for the automotive and mechanical industries.

We intend to increase our market share of value-added products in such a way as to directly meet the specific needs of our customers and, consequently, capture the higher prices paid for these products.

In addition, we add value to our products through our steel-cutting and shaping units, and downstream operations such as epoxy coating and production of products with specialty sections, wire and nails, cold-drawn products, elevator guide rails and super-light profiles.

Finally, we intend to expand our portfolio of products manufactured by us in Brazil, so as to operate in all segments, including flat steel.

Maintain focus on technology and efficient operations

In the past three years, we invested US$3.3 billion in machinery and equipment, mainly to upgrade our mills, production processes and technology in acquired companies. It is our belief that dedication to these production processes and state of the art technology will enable us to maintain our efficiency and deliver our products according to the needs of our customers. In addition, we are continuously seeking ways to improve the efficiency of our production processes by, among other things:

•	utilizing proven quality-control management systems, including a proprietary management system that supports our operations and integrates acquired mills with internationally recognized techniques and processes and ISO 14,001 processes;

•	reducing production costs by implementing efficient control procedures, using less expensive raw materials and fuels and adopting new process technologies;

•	reducing energy consumption, with an emphasis on the use of more energy-efficient processes such as reutilizing in-plant generated energy in the Ouro Branco steel mill and adopting new process technologies; and

•  reducing inventory levels, in order to decrease our working capital requirements.

Competitive Strengths

Low-cost production of long steel products in Brazil

We continuously invest in new technology and look for ways to increase the productivity of our installations so that we can compete more efficiently in the markets where we operate. Our mini-mills offer a flexible cost structure that enables us to mitigate reductions in our profit margins, as compared to blast furnace steel mills operating with blast furnaces, whose fixed costs are significantly higher than those of the mini-mills. In relation to integrated installations, the costs of our steel mill in Ouro Branco are lower since it is located in a region in the state of Minas Gerais which is rich in iron ore reserves. Raw materials are delivered to this mill from distances of less than 50 km, which keeps our transportation costs lower than those of our competitors. Our suppliers are mainly small mines that sell iron ore at lower average prices than our competitors which are engaged in the export business. Other factors that contribute to the Ouro Branco steel mill’s lower production costs are our ability to produce our own coke from various types of coal supplied by the U.S., Canada and Australia, and our ability to supply part of our iron ore needs from mines owned by us with proven reserves of 1.8 billion tonnes, according to internal estimates.

Diversified geographic location of production and distribution of steel

Our installations are strategically located close to our customers and the main sources of our raw material. Through our network of 39 mini-mills located in Brazil and abroad, especially in the U.S. and Canada, we are able to efficiently serve our customers over a wide geographic area of the international steel market. Comercial Gerdau, which is our major distribution channel, operates 68 retail facilities throughout Brazil, as well as 14 fabricated reinforcing steel facilities and four flat steel service centers, which enabled us to provide services to approximately 150,000 customers in 2007. Another important distribution channel in Brazil is our network of approximately 21,000 distributors to whom we sell our products, offering extensive domestic coverage. In the U.S. and Canada, our 18 steel production units are located mostly in the mid-west and in the eastern portions of the continent, regions with a higher concentration of industrial activity and greater availability of raw materials. Our 49 cutting and shaping units and 11 downstream operations are scattered throughout the U.S., enabling us to provide extensive territorial coverage and to be located close to our principal customers. In Chile, we have five distribution units under the name Salomon Sack. In addition, Gerdau AZA also sells its products through Aceros Cox in Chile. In Argentina, we have a distribution unit, Siderco.

Ability to respond to lower domestic demand

We seek to offset any lower domestic demand by distributing our steel products to various overseas markets that generally have greater demand, better prices and, consequently, higher profit margins. In the past three years, we exported products from Brazil to customers in other continents with whom we have long-established commercial relations. In 2007, our exports represented 30.6% of all sales by our Brazilian units as compared to 36.2% in 2006, due to an increase in domestic market activity in 2007.

Diversification of production processes and the wide variety of suppliers

We have invested in a diversified platform of production processes, including electric arc furnaces, blast furnaces and the direct iron-ore reduction process. At the same time we have sought to reduce our dependence on certain raw material suppliers.

In Brazil, we operate three steel mills operating with blast furnaces, including the Ouro Branco mill in the state of Minas Gerais, with an installed capacity of 4.5 million tonnes. We also operate a network of seven mini-mills in Brazil utilizing electric arc furnaces and an integrated mill that uses the direct iron-ore reduction process. Outside Brazil, we operate one blast furnace mill, in Peru, and our mills abroad produce steel using electric arc furnaces.

The primary raw materials for electric arc furnace steel production are scrap metal and pig iron, whereas blast furnace technology utilizes iron ore, sinter feed (a mixture of iron ore and limestone), ferroalloy and coking coal from coal or charcoal. The direct iron-ore reduction process uses iron ore and natural gas to produce sponge iron utilized in the electric arc furnaces steel production.

We have over 7,000 suppliers of scrap metal throughout the world and have contracts with various suppliers of pig iron, iron ore and, to a lesser degree, coking coal. We believe that, in addition to our iron ore mines, with approximately 1.8 billion tonnes (according to internal estimates) of measured, indicated and inferred reserves, this strategy reduces dependency on specific suppliers and diminishes possible negative effects on our business in periods of crisis in the supply of raw material. We also believe that diversification of production processes reduces the risks of shutdowns during periods when raw materials are scarce and demand is low.

Vertical integration in the steel market

We operate in the three segments of the steel production market, as follows:

•  production and supply of raw materials for utilization of its steel production process;

•  production of finished and semi-finished steel products; and

•  distribution of our steel products and those of other companies.

We believe that we are one of the major buyers of scrap metal in Brazil and North America. In addition, we own four areas of iron ore reserves, two installations for the production of pig iron and two port terminals in Brazil.

On December 31, 2007, our total installed capacity for finished and semi-finished steel products was 24.8 million tonnes, distributed throughout our 43 steel production units in Latin America (including Brazil) and North America, as well as at a consolidated subsidiary in Spain, Corporación Sidenor, for the production of specialty steel, and two associated companies, one in the Dominican Republic (a recently acquired mini-mill) and another in Mexico.

Through our subsidiary, Comercial Gerdau, we have what we believe is the largest distribution network for steel products in Brazil, with 68 retail facilities throughout the entire country. In addition to distributing our own steel products, we also distribute flat steel produced by our competitors’ mills in order to meet our customers’ needs, offering a full line of steel products throughout Brazil. Through its four service centers, Comercial Gerdau also offers oxy-cut (a heat-based large scale cutting process) and laser-cut (a laser-based procedure for accurately cutting complex outlines in sheet metal) services. Outside Brazil, we operate by direct distribution from our steel units, downstream operations and distribution units, utilizing models that we believe are the best fit for each region.

High quality management

We have a growth-oriented senior management team with significant experience in the steel industry. Management’s extensive experience has been essential for our growth and provides a solid base on which to expand our operations. This experience has enabled management to generally transform acquired companies into profitable operations within a relatively short period of time.

We believe that our employees are our most valuable resource and are largely responsible for maintaining our competitive advantage. We have implemented a business system that identifies global industry benchmarks for the principal operational and safety measures. This system includes training and safety programs and performance-based incentives developed to increase employee performance and motivation.

Recent Events

On February 27, 2008, we announced the conclusion of the acquisition of a 49% interest in Corsa Controladora, S.A. de C.V., with headquarters in Mexico City, Mexico. Corsa Controladora owns 100% of the capital of Aceros Corsa, S.A. de C.V. and two of its steel-products distributors. Located in the city of Tlalnepantla, in the metropolitan Mexico City region, Açeros Corsa is a mini-mill that produces long steel (light commercial extruded shapes), with annual installed capacity of 150,000 metric tonnes of crude steel and 300,000 metric tonnes of rolled products. A total of US$110.7 million was disbursed in this transaction, after adjustments for working capital. The Gerdau Group and Corsa Controladora’s shareholders also formed a joint venture referred to as Estructurales Corsa S.A.P.I de C.V. with the purpose of implementing a project for the production of structural extruded shapes in Mexico. The new unit will have an installed capacity of 1.0 million tonnes of crude steel and 700 thousand tonnes of rolled steel per year and will involve investments estimated at US$400 million. The new industrial plant will begin operations in 2010.

On February 21, 2008, we signed a purchase and sale agreement for the acquisition of a 50.9% interest in Cleary Holdings Corp., the controller of metallurgical coke production units and coke-producing coal reserves in Colombia. The company has a current annual capacity to produce 1.0 million tonnes of metallurgical coke per year and, according to estimates, it has 20-million tonnes in coke producing coal reserves. The amount to be disbursed in this acquisition is US$59 million, but the agreement is still subject to the approval of the Columbian market’s regulatory bodies. All of its production is earmarked for exporting, mainly to the U.S., Peru, Canada and Brazil.

On February 15, 2008, the National Electric Energy Agency (ANEEL) transferred to the Gerdau Group a concession to generate electricity from the São João — Cachoeirinha hydroelectric complex, composed of two hydroelectric power plants to be built in the State of Paraná. The project will have 105 MW of installed power and construction should be concluded in 2011. The estimated investment is approximately US$173 million. The energy produced will be utilized to power our own units.

On February 12, 2008, we agreed to acquire, through our subsidiary Pacific Coast Steel (PCS) the assets of Century Steel, Inc. (CSI), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for approximately US$151.5 million. This transaction closed on April 2, 2008. Concurrently with the acquisition of CSI, we will pay approximately US$68 million to increase our equity ownership in PCS to approximately 84.0%.

On January 14, 2008, the Company, through its subsidiary Gerdau GTL Spain, purchased for US$107.2 million, approximately 40.2% of Diaco’s capital of minority shareholders. As a result of the purchase, we now indirectly own 97.4% of Diaco’s capital stock.

Corporate Structure of the Gerdau Group

The organization chart below shows in a simplified manner the corporate structure of the Gerdau group as of December 31, 2007, and indicates the main companies in which it holds a direct or indirect interest:

As a result of our corporate reorganization in 2005, our Brazilian operations are conducted primarily by our operating controlled companies Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau. Metalúrgica Gerdau S.A. is our controlling shareholder and is referred to as our controlling shareholder herein.

Gerdau Açominas is responsible for producing crude steel (slabs, blooms and billets), wire rods and structural shapes. Gerdau Aços Longos produces common long steel, and Gerdau Açõs Especiais produces specialty long steel. Comercial Gerdau, which we believe has the largest steel products distribution network in Brazil, sells long-steel products produced by us and distributes flat-steel products produced by other Brazilian mills.

For additional information on our corporate structure and our principal shareholders, please see “Organizational Structure” and “Major Shareholders” contained in our annual report for the year ended December 31, 2007 on Form 20-F incorporated by reference herein.

Our main office is located at Avenida Farrapos no. 1811, CEP 90220-005, Porto Alegre, Rio Grande do Sul, Brazil, and our business telephone number is (55 51) 3323-2000. Our website is www.gerdau.com.br. The information contained in our website is not an integral part of this prospectus supplement, and is not herein included by reference.

SUMMARY FINANCIAL AND OTHER INFORMATION OF GERDAU

The following table sets forth our summary financial information, presented in U.S. dollars and prepared in accordance with principles generally accepted in the United States (which are referred to as “U.S. GAAP”), and operating data.

The summary financial information as of December 31, 2006 through 2007, and for each of the three years in the period ended December 31, 2007 have been derived from our audited consolidated financial statements incorporated into this prospectus supplement. The summary financials as of and for the years ended December 31, 2003 and 2004 has been derived from our audited consolidated financial statements not incorporated into this prospectus supplement.

The summary financial information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2007 which is incorporated by reference into this prospectus supplement.

	For The Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of US$)
Consolidated Statement of Income
Net Sales	4,530,969	6,952,149	8,894,432	11,844,230	15,814,517
Cost of sales	(3,445,564)	(4,838,949)	(6,564,245)	(8,777,827)	(11,882,779)

Gross Profit	1,085,405	2,113,200	2,330,187	3,066,403	3,931,738
Sales and marketing expenses	(146,388)	(154,558)	(203,244)	(256,064)	(338,645)
General and administrative expenses	(241,854)	(359,102)	(466,034)	(821,497)	(1,041,320)
Other operating income (expenses), net	(824)	28,710	(8,246)	107,395	(17,836)

Operating Income	696,339	1,628,250	1,652,663	2,096,237	2,533,937
Financial income	62,036	81,592	204,483	458,812	426,657
Financial expenses	(219,353)	(164,370)	(227,758)	(437,130)	(628,098)
Foreign exchange gains and losses, net	162,190	30,806	57,861	132,862	298,004
Gains and losses on derivatives, net	(197,600)	1,155	(22,000)	(7,128)	(17,531)
Gain on change of interest	0	2,742	0	0	0
Equity in earnings of unconsolidated companies, net	22,062	141,890	96,476	118,074	66,263

Income Before Taxes on Income and Minority Interest	525,674	1,722,065	1,761,725	2,361,727	2,679,232
Provision for taxes on income
Current	(87,812)	(329,229)	(347,545)	(442,016)	(419,242)
Deferred	121,925	(77,451)	(117,750)	3,115	(111,118)

Income Before Minority Interest	559,787	1,315,385	1,296,430	1,922,826	2,148,872
Minority Interest	(49,623)	(157,027)	(178,909)	(409,018)	(532,351)

Net Income	510,164	1,158,358	1,117,521	1,513,808	1,616,521

	As of December 31,
	2003	2004	2005	2006	2007
	(expressed in thousands of U.S. dollars)

Balance Sheet Data
Cash and cash equivalents	92,504	248,954	532,375	485,498	1,137,553
Short-term investments	236,137	404,512	1,761,421	2,483,052	1,757,623
Working capital(1)	300,670	1,610,722	3,294,599	4,160,127	4,899,425
Property, plant and equipment, net	2,304,158	2,790,201	3,517,962	5,990,629	8,619,714
Total assets	4,770,834	6,852,249	9,301,742	14,488,865	22,970,630
Short-term debt, current portion of long-term debt, and current portion of debentures	799,544	674,329	567,724	1,066,491	1,439,517
Long-term debt, less current portion	1,132,429	1,280,516	2,233,031	3,128,868	7,053,916
Long-term debentures, less current portion	155,420	344,743	414,209	443,280	509,880
Total shareholders’ equity	1,403,063	2,522,585	3,543,598	4,930,641	7,003,459

(1)	Total current assets less total current liabilities.

Other Financial and Operating Information

	As of and for the year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of US$, except where indicated)

Condensed Cash Flow Data:
Cash flows from operating activities	611,269	1,070,593	345,073	1,454,531	3,318,175
Cash flows from investing activities	(308,509)	(824,928)	(760,664)	(1,697,477)	(5,568,488)
Cash flows from financing activities	(249,087)	(77,442)	624,888	176,418	2,858,916

Operating Data (in thousand tonnes):
Consolidated shipments	11,453	11,873	12,860	14,890	17,159
Total production of long rolled steel(1)	8,307	9,500	10,049	12,803	15,160
Total production of slabs, billets and blooms(1)	11,667	12,748	12,978	15,767	17,907

Other Information:
Additions to property, plant and equipment	297,755	440,967	697,436	1,037,230	1,328,581
Depreciation and amortization	182,403	269,222	301,762	504,128	688,303

(1)	The rolling process relies on raw materials produced at the melt shops such as slabs, blooms and billets. Part of these products is sold directly to external customers and the remainder used in the rolling process.

THE OFFERING

Issuer	Gerdau S.A.

Brazilian underwriters	Banco Itaú BBA S.A. and Banco J.P. Morgan S.A.

International underwriters	Itaú USA Securities, Inc. and J.P. Morgan Securities Inc., as bookrunners, and Banco Bradesco BBI S.A.[1], Citigroup Global Markets Inc., Goldman, Sachs & Co., Santander Investment Securities Inc., as lead managers, and HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, as co-managers.

Global offering	The global offering consists of the international offering and the concurrent Brazilian offering.

International offering	27,313,761 preferred shares, including preferred shares in the form of ADSs, are being offered through the international underwriters (which, in the case of the preferred shares, are acting as placement agents on behalf of the Brazilian underwriters) in the United States and other countries outside Brazil. The preferred shares purchased by any investor outside Brazil will be settled in Brazil and paid for in reais. Any investor outside Brazil purchasing preferred shares must be authorized to invest in Brazilian securities under the requirements established by Brazilian law, especially by the CMN, the CVM and the Central Bank, complying with the requirements set forth in Instruction No. 325, dated January 27, 2000, of the CVM, as amended, and Resolution No. 2,689, dated January 22, 2000, as amended, of the CMN.

Brazilian offering	Concurrently with the international offering, preferred shares are being offered by the Brazilian underwriters in a public offering in Brazil to Brazilian investors.

American Depositary Shares	Each ADS represents one preferred share. ADSs will be evidenced by American Depositary Receipts, or ADRs. The ADSs will be issued under a deposit agreement among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners from time to time of ADSs issued thereunder.

Pro rata subscription rights	Brazilian shareholders of our company will be given the opportunity to subscribe for preferred shares in the Brazilian offering on a priority basis at the price to the public to the extent necessary to preserve their ownership interest in us as of a record date to be determined. The priority subscription procedure will not be made available to U.S. Persons, as defined in Regulation S under the Securities Act, that are holders of our preferred shares and ADSs. The number of preferred shares available for sale in the global offering to investors who are not Brazilian existing shareholders will be

1   Bradesco Securities Inc. is acting as a U.S. registered broker dealer on behalf of Banco Bradesco BBI S.A. in connection with the sale of ADSs and the placement of preferred shares in the United States.

reduced to the extent that existing holders of our preferred shares subscribe on the priority basis for preferred shares in the Brazilian offering. Our controlling shareholder intends to subscribe for at least the number of preferred shares in the Brazilian offering necessary to preserve its ownership interest in us following our capital increase. See “Principal Shareholders.” This subscription may affect the determination of the price of our preferred shares and ADSs in this offering. See “Risk Factors — The participation of our controlling shareholders in this offering could have an adverse impact on the liquidity of the shares and impact the offer price per share.”

Offering price	The public offering price for the international offering for the ADSs is set forth on the cover page of this prospectus supplement. The offering price for the preferred shares, which is also set forth on the cover page, is the approximate per preferred share real equivalent of the offering price per ADS in the international offering, based upon the selling rate reported by the Central Bank of R$1.6878 to US$1.00 on April 9, 2008.

Over-allotment option	Itaú USA Securities, Inc., upon consultation with J.P. Morgan Securities Inc., has an option to purchase, on behalf of the international underwriters, up to 4,097,064 additional preferred shares in the form of ADSs from us, minus the number of preferred shares sold pursuant to the Brazilian underwriters over-allotment option referred to below, to cover over-allotments of ADSs, if any. Banco Itaú BBA S.A., upon consultation with Banco J.P. Morgan S.A., has an option to purchase up to 4,097,064 additional preferred shares from us, minus the number of preferred shares in the form of ADSs sold by us, pursuant to the over-allotment option granted to Itaú USA Securities, Inc. to cover over-allotments of preferred shares, if any.

Use of proceeds	We intend to use the net proceeds from this offering to reduce our leverage and fully or partially finance future expansion projects and acquisitions. Allocation of the net proceeds will be made as described under “Use of Proceeds.”

Simultaneous Offerings	Simultaneously with this offering we are offering 16,686,239 of our common shares in an offering exempt from registration under the Securities Act, according to Rule 144A under the Securities Act and Regulation S under the Securities Act. The offering of the common shares has not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The price per common share will be equal to the price per preferred share in this offering. This offering and the offering of common shares are conditioned upon each other.

Dividends	Our common and preferred shares bear a right to mandatory dividends, equivalent to 30% of our annual net profits, if any,

as calculated under Brazilian GAAP and adjusted pursuant to Article 19, §4 of our bylaws, and subject to the limitations set forth under “Description of the Securities We May Offer — Dividend and Dividend Policy” in the prospectus to which this prospectus supplement is a supplement.

Listings	Our preferred shares are listed on the Nível 1 segment of the São Paulo Stock Exchange under the symbol “GGBR4.” The ADSs are listed on the NYSE under the symbol “GGB.”

Lock-up agreements	In connection with the global offering, we, our controlling shareholders, and our directors and executive officers have agreed to enter into lock-up agreements with the international underwriters of this offering under which neither we nor they may, subject to certain exceptions described in “Underwriting,” for a period from the date of each lock-up agreement through 90 days from the date of the execution of the International Underwriting Agreement supplement, directly or indirectly sell, dispose of or hedge any preferred shares or ADSs or any securities convertible into or exchangeable for preferred shares or ADSs without the prior written consent of the international underwriters.

ADS depositary	The Bank of New York Mellon.

Risk factors	See “Risk Factors” and the other information in this prospectus supplement and accompanying prospectus before investing in our preferred shares or the ADSs.

Expected timetable for the global offering (subject to change):

Commencement of marketing of the global offering	April 14, 2008
Announcement of offer price	April 24, 2008
Allocation of preferred shares and ADSs	April 24, 2008
Settlement and delivery of preferred shares and ADSs	April 30, 2008

Unless otherwise indicated, all information contained in this prospectus supplement assumes no exercise of the over-allotment options of Itaú USA Securities, Inc. or Banco Itaú BBA S.A.

RISK FACTORS

This offering involves risks. You should carefully consider the risks described below and the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding to invest in our preferred shares or ADSs representing our preferred shares. Our business, operating results and financial condition could be adversely affected by any of the following risks and the risks set forth in our annual report on Form 20-F for the year ended December 31, 2007 and our other filings with the Securities and Exchange Commission, or SEC, which are incorporated by reference in this prospectus supplement and set forth in the “Incorporation by Reference” section of this prospectus supplement. The risks and uncertainties described below are not the only ones facing our company. There may be additional risks that we presently do not know of or that we currently believe are immaterial which could also impair our business, financial condition, operating results or prospects. Any of the following risks, either alone or taken together, could materially and adversely, affect our business, financial condition, operating results or prospects. As a result, the market price of our securities could decline, and you could lose part or all of your investment.

Risks Relating to our preferred shares and the ADSs

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our preferred shares and ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bovespa had a total market capitalization of R$2.5 trillion, or U.S.$1.4 trillion at December 31, 2007. By contrast, the NYSE had a market capitalization of U.S$27.1 trillion at December 31, 2007 (United States domestic listed companies). The Brazilian securities markets are also characterized by considerable share concentration. The ten most widely traded stocks in terms of trading volume accounted for approximately 45.4% of all shares traded on the BOVESPA in 2007. These market characteristics may substantially limit the ability of holders of the ADSs to sell preferred shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

The participation of our controlling shareholders in this offering could have an adverse impact on the liquidity of the preferred shares and ADS, and affect the offer price per share and ADS.

Under applicable regulation, if the demand for our preferred shares or ADSs is less than one third of the offered preferred shares or ADSs (excluding the over allotment option), our controlling shareholders will have the right to acquire our preferred shares or ADSs, which may adversely affect their liquidity.

The offering price per share in this offering will be determined after completion of the bookbuilding procedure and may differ from the market prices that will prevail after the closing of this offering. The exercise of our controlling shareholders’ pro-rata subscription rights in this offering and the resulting subscription by our controlling shareholders of at least the number of preferred shares required to maintain their ownership interest in us following our capital increase in the Brazilian offering may affect the determination of the price of our preferred shares and ADSs, and their liquidity.

Substantial sales of our preferred shares or ADSs after the offering may lead to a decrease in the price of preferred shares or ADSs.

We, our controlling shareholders and the members of our board of directors and our executive board who hold any shares issued by us, including in the form of ADSs, will be obligated, during a period from the date of each lock-up agreement through 90 days from the date of the international underwriting agreement, except in the event of the international underwriters’ prior written consent, and according to certain exceptions, not to issue, offer, sell, contract for sale, give in guarantee, loan or grant a call option on any share issued by us, or other securities convertible into or exchangeable for shares issued by us, and to refrain from entering into any swap, hedge, selling-short or other transaction, which may transfer, fully or in part, any of the economic benefits derived from holding such securities.

Once the lock-up period ends, all securities subject to such period will be available for sale in the market. The occurrence of sales, or the perception of a possible occurrence of sales, of a substantial number of our securities may adversely affect the market value of our preferred shares or ADSs.

The interests of our controlling shareholder may conflict with the interests of our minority shareholders.

Subject to the provisions of our By-Laws, our controlling shareholders have powers to:

•	elect a majority of our directors and nominate executive officers, establish our administrative policy and exercise full control of our management;

•  sell or otherwise transfer their shares in our Company; and

•	approve any action requiring the approval of shareholders representing a majority of our outstanding capital stock, including corporate reorganization, acquisition and sale of assets, and payment of any future dividends.

There is the risk of our controlling shareholder deciding to take actions which, in their judgment, will increase the value of their investments in us, even if such actions come into conflict with the interests of our minority shareholders.

If we do not maintain a registration statement and no exemption from the Securities Act is available, U.S. Holders of ADSs residing in the U.S. will be unable to exercise preemptive rights with respect to our preferred shares.

We will not be able to offer our preferred shares to U.S. holders of ADSs residing in the U.S., or U.S. holders, pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file or maintain a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file or maintain any such registration statement. If such a registration statement is not filed and maintained and an exemption from registration does not exist, our depositary will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights. Even if a registration statement is effective, as is the case of this offering, we may decide and are allowed to not extend any preemptive or subscription rights to our U.S. Persons (as defined in Regulation S under the Securities Act) that are holders of preferred shares and ADSs.

Judgments of Brazilian courts with respect to our preferred shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the preferred shares, we will not be required to discharge its obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of, or related to, our obligations under the preferred shares or the ADSs.

If an ADS holder surrenders its ADSs and withdraws preferred shares, it risks losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

An ADS holder benefits from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If an ADS holder surrenders its ADSs and withdraws preferred shares, it will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares unless it obtain its own electronic certificate of foreign capital registration or qualifies under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration, such former holder of ADSs would not be able to remit abroad non-Brazilian currency. In addition, if an ADS holder does not qualify under the foreign investment regulations, it will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

If an ADS holder attempts to obtain its own electronic certificate of foreign capital registration, it may incur expenses or suffer delays in the application process, which could delay its ability to receive dividends or distributions relating to our preferred shares or the return of its capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

Developments and the perception of risk in other countries, especially in the United States or in emerging market countries, may adversely affect the market price of Brazilian securities, including the ADSs and our preferred shares.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States, other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in the United States or emerging markets countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of the ADSs or our preferred shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

We may be unable to reduce our financial leverage, which could increase our cost of capital, which could adversely affect our financial condition or results of operations.

In 2007, the international rating agencies Fitch Ratings and Standard & Poor’s classified our credit risk as “investment grade,” which gave us access to financing at lower borrowing rates. Due to our acquisitions in 2007, our ratio of total debt/EBITDA reached the maximum normally accepted by the agencies for an “investment grade” company. If we are unable to reduce this index, by increasing our cash generation or by reducing our total debt, we could lose our “investment grade” rating, which could increase our cost of capital and, consequently, adversely affect our financial condition and results of operations.

USE OF PROCEEDS

We expect to receive approximately US$955.4 million in net proceeds from this offering, after deducting the estimated expenses, and underwriting discounts and commissions in relation to the offering.

The amount described above is based on a price of US$36.02 per ADS, which, merely for calculation purposes in this prospectus supplement, corresponds to the price for each ADS at the end of the NYSE trading session held on April 9, 2008, and assumes no exercise of the over-allotment option. An increase (reduction) of US$1.00 in the price per ADSs would increase (reduce) the net amount of funds we are able to raise through this offering by US$27 million.

We intend to use the aggregate net proceeds raised by us through this offering to reduce our leverage and to fully or partially finance future expansion projects and acquisitions.

The impact of the net proceeds derived from this offering on our shareholders’ equity is shown in the table in the section of this prospectus supplement entitled “Capitalization and Indebtedness.”

DILUTION

At December 31, 2007, we had a net tangible book value of U.S.$10.57 per ADS. Net tangible book value represents the amount of our total consolidated assets (after deducting goodwill and intangible assets) less total consolidated liabilities, divided by the total number of shares outstanding at December 31, 2007.

After giving effect to the sale of 27,313,761 preferred shares offered by us in this global offering and the sale of 16,686,239 common shares in a simultaneous offering exempt from registration under the Securities Act, at the assumed public offering prices of US$36.02 per ADS, R$60.79 per preferred share (based upon the ADS price of US$36.02 and the selling rate reported by the Central Bank of Brazil of R$1.6878 to US$1.00 on April 9, 2008) and R$60.79 per common share (based upon the public offering price for the preferred shares), and assuming the international and Brazilian underwriters’ over-allotment options for the preferred shares, including preferred shares in the form of ADSs, are not exercised, and after deducting the estimated underwriting discounts and commissions and estimated transaction expenses payable by us, our net tangible book value estimated at December 31, 2007 would have been approximately US$ 8,546 million, representing U.S.$12.01 per ADS. At the offering prices mentioned above, this represents an immediate increase in net tangible book value of U.S.$1.44 per ADS to existing shareholders and an immediate dilution in net tangible book value of U.S.$24.01 per ADS to new investors purchasing preferred shares or ADSs in this offering. Dilution for this purpose represents the difference between the price per ADS paid by these purchasers and the net tangible book value per ADS immediately after the completion of the offering.

The following table illustrates this dilution for new investors purchasing ADSs in this global offering:

	ADSs(1)
	(in US$)

Offering price per preferred share or ADSs	36.02	(2)
Net tangible book value at December 31, 2007	10.57
Increase in net tangible book value per ADS of new investors	1.44
Pro forma net tangible book value per ADS after the global offering	12.01
Dilution per ADS of new investors	24.01

(1)	An increase (reduction) of US$1.00 in the price per ADSs would increase (reduce) the amount of dilution per ADS by US$0.94.

(2)	Closing price on the NYSE on April 9, 2008.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our consolidated debt and capitalization at December 31, 2007, derived from our consolidated financial statements prepared in accordance with U.S. GAAP:

•	on an actual historical basis; and

•	as adjusted for (i) the sale of preferred shares, including preferred shares in the form of ADSs, in this global offering at the public offering prices of US$36.02 per ADS and R$60.79 per preferred share (based upon the ADS price of US$36.02 and the selling rate reported by the Central Bank of Brazil of R$1.6878 to US$1.00 on April 9, 2008) assuming that the international and Brazilian underwriters’ overallotment options are not exercised, and (ii) the sale of common shares, in the simultaneous offering exempt from registration under the Securities Act, at the offering price of R$60.79 per common share, in each case after deduction of the underwriting discounts and commissions and estimated transaction expenses payable by us in connection with the global offering.

You should read this table in conjunction with our consolidated financial statements incorporated by reference into this prospectus summary.

	At December 31, 2007
	Historical	As Adjusted(1)
	(in thousands of US$)

Debt:
Current debt:
Short-term debt, current portion of long-term debt and debentures	1,439,517	1,439,517
Long-term debt
Long-term debt, less current portion	7,053,916	7,053,916
Debentures	509,880	509,880
Total Debt	9,003,313	9,003,313
Shareholders’ equity(2):
Capital stock	3,432,613	4,975,281
Additional paid-in capital	134,490	134,490
Treasury stock	(44,778)	(44,778)
Legal reserve	154,420	154,420
Retained earnings	2,569,255	2,569,255
Accumulated other comprehensive income	757,459	757,459

Total shareholders’ equity	7,003,459	8,546,127

Total debt and shareholders’ equity	16,006,772	17,549,440

(1)	Assuming a price of R$60.79 per preferred share and a price of US$36.02 per ADS.

(2)	An increase (reduction) of US$1.00 in the price per ADS would increase (reduce) the net amount of funds we are able to raise through the offerings by US$43 million.

PRINCIPAL SHAREHOLDERS

The table below shows our principal shareholders and their respective shareholdings in our capital stock on March 31, 2008, prior to this offering:

	Common Registered Shares		Preferred Registered Shares			% of the Total
Shareholder	Quantity	%	Quantity	%	Total Shares	Capital
	(in thousands)		(in thousands)		(in thousands)

Metalúrgica Gerdau S.A.(1)	173,460	74.89	108,722	24.94	282,182	42.27

Santa. Felicidade Comércio, Importação e Exportação de Produtos Siderúrgicos Ltda.(2)	—	—	15,018	3,44	15,018	2.25

BNDES Participações S.A. - BNDESPAR	17,105	7.39	6,005	1.38	23,110	3.46

Members of our Board of Directors, Members of our Board of Auditors and Executive Officers (a total of 24 individuals)	40	0.02	15,876	3.64	15,916	2.38

Other Shareholders	41,003	17.70	285,569	65.60	326,571	48.92

Treasury Shares	—	—	4,797	1.10	4,797	0.72

Total	231,607	100.00	435,986	100.00	667,593	100.00

(1)	Metalúrgica Gerdau S.A. has the following shareholders with holdings in excess of 5% of its total capital stock: Indac — Industria, Administração e Comércio S.A. (9.8%) and Grupo Gerdau Empreendimentos Ltda. (8.5%). Indac — Industria, Administração e Comércio S.A. has the following shareholders with holdings in excess of 5% of its total capital stock: Cindac Empreendimentos e Participações S.A. (100%). Grupo Gerdau Empreendimentos Ltda. has the following shareholders with holdings in excess of 5% of its total capital stock: Indac — Indústria, Administração e Comércio S.A. (55.7%) and Açoter Participações Ltda. (31.6%). Açoter Participações Ltda. has the following shareholders with holdings in excess of 5% of its total capital stock: Indac - Indústria, Administração e Comércio S.A. (28.6%) and Gersul Empreendimentos Imobiliarios Ltda. (71.4%). Gersul Empreendimentos Imobiliarios Ltda. has the following shareholders with holdings in excess of 5% of its total capital: Indac — Indústria, Administração e Comércio S.A. (100%). Cindac Empreendimentos e Participações S.A. has the following shareholders with holdings in excess of 5% of its total capital: Stichting Gerdau Johannpeter (100%). Stichting Gerdau Johannpeter is a foundation with headquarters in The Netherlands, managed by the Gerdau Family.

(2)	Wholly owned subsidiary of Metalúrgica Gerdau.

Metalúrgica Gerdau S.A.

Metalúrgica Gerdau S.A. is a holding company that controls directly and indirectly all Gerdau companies in Brazil and abroad. Metalúrgica Gerdau S.A. and its subsidiaries hold 74.9% of our voting capital stock and, thus, have the ability to control our Board of Directors as well our management and operations. On December 9, 2004, Metalúrgica Gerdau S.A. and its subsidiary Santa Felicidade Comércio, Importação e Exportação de Produtos Siderúrgicos Ltda. reduced their ownership interest in the voting capital stock of Gerdau S.A. by 3.4% and 6.1%, respectively, through an auction at conducted at the São Paulo Stock Exchange.

TAXATION

U.S. Federal Income Tax Considerations

CIRCULAR 230 NOTICE: THE DISCUSSION BELOW IS NOT GIVEN IN THE FORM OF A COVERED OPINION, WITHIN THE MEANING OF CIRCULAR 230 ISSUED BY THE U.S. SECRETARY OF THE TREASURY. THUS, THE COMPANY IS REQUIRED TO INFORM YOU THAT THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS WITH RESPECT TO AN INVESTMENT IN THE PREFERRED SHARES OR ADSs WAS NOT INTENDED OR WRITTEN, AND CANNOT BE USED BY ANY INVESTOR, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH INVESTOR. THIS SUMMARY HAS BEEN WRITTEN TO SUPPORT THE PROMOTION AND MARKETING OF THE PREFERRED SHARES AND ADSs. PROSPECTIVE INVESTORS ARE URGED TO SEEK ADVICE BASED UPON THEIR OWN PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of preferred shares or ADSs by an investor holding such shares or ADSs as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; investors are urged to consult their own independent tax advisers regarding such matters.

This summary does not purport to address all material U.S. federal income tax consequences that may be relevant to an investor in a preferred share or ADS, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the preferred shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

As used below, a “U.S. holder” is a beneficial owner of a preferred share or ADS that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of this discussion, a “non-US holder” is a beneficial owner of a preferred share or ADS that is (i) a nonresident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States, any state thereof or the District of Columbia or (iii) an estate or trust that is not a U.S. holder. For purposes of this discussion, a “non-US holder” is a beneficial owner of a preferred share or ADS that is (i) a nonresident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof of (iii) an estate or trust that is not a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a preferred share or ADS, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a preferred share or ADS that is a partnership and partners in that partnership are urged to consult their own independent tax advisers regarding the U.S. federal, state, local or non-U.S. tax consequences of purchasing, holding and disposing of preferred shares or ADSs.

Nature of ADSs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a holder of an ADS will be treated as the owner of the underlying preferred shares. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to ADSs will be the same for preferred shares in us, and exchanges of preferred shares for ADSs, and ADSs for preferred shares, generally will not be subject to U.S. federal income tax.

Taxation of Distributions

U.S. holders. In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, a distribution on an ADS (which for these purposes l would include a distribution of interest on shareholders’ equity) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the ADS on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. We do not intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution on an ADS generally will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on an ADS (which will include the amount of any Brazilian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of an ADS, on the date the depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders are urged to consult their own independent tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on an ADS in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on an ADS will be a qualified dividend if (i) the ADSs are readily tradable on an established securities market in the United States, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a PFIC. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a preferred share will be treated as a qualified dividend, because the preferred shares themselves are not listed on a U.S. exchange. Based on our audited financial statements and relevant market and shareholder data, we do not believe that we were a PFIC for U.S. federal income tax purposes for our 2006 or 2007 taxable year, nor do we anticipate being classified as a PFIC in our current or future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.

The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether we will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. Holders of ADSs are urged to consult their own independent tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain U.S. holders, “general category income.” A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying preferred shares represented by the ADSs to the extent the U.S. holder has not held the ADSs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ADSs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own independent tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the credibility of Brazilian withholding taxes could be affected by future actions that may be taken by the IRS.

Non-U.S. holders. A dividend paid to a non-U.S. holder on an ADS will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the ADS). A non-U.S. holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder. A corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. holders. Subject to the PFIC rules discussed below, on a sale or other taxable disposition of an ADS, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the ADS and the amount realized on the sale or other disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ADS has been held for more than one year. In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual may be higher. The deductibility of capital losses is subject to limitations.

Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a preferred share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian income tax withheld on a sale of a preferred share or ADS. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers regarding the application of such rules. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

Non-U.S. holders. A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of an ADS unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADS), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

PFIC Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, as well as our current and projected income, assets and activities, we believe we were not a PFIC for U.S. federal income tax purposes for our 2006 or 2007 taxable year, nor do we anticipate being classified as a PFIC in our current or future taxable years. However, because the determination of whether we are a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that we will become a PFIC in a future taxable year (and no assurances can be provided that we will not be considered a PFIC for our current (or any past) taxable year). If the ADSs were shares of a PFIC for any taxable year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of ordinary income treatment for gains or “excess distributions” that would otherwise be taxed as capital gains, along with an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. If we are deemed to be a PFIC for a taxable year, dividends on an ADS would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation. U.S. holders are urged to consult their own independent tax advisers regarding the application of the PFIC rules.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, an ADS to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding (currently at the rate of 28%) unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is timely submitted to the IRS. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

Material Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposal of preferred shares or ADSs by a holder that is not domiciled in Brazil for Brazilian tax purposes, which we refer to as a “non-Brazilian holder.” This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own independent tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs. For further description of material Brazilian tax consequences related to our preferred shares and ADRs, see our Annual Report on Form 20-F for the year ended December 31, 2007, which is incorporated by reference herein.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or municipality of Brazil.

Taxation of dividends

Dividends paid by us, including stock dividends and other dividends paid in kind are currently exempted from withholding income tax in Brazil to the extent that the dividends are paid out of profits as of January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

Payments of Interest on Shareholders’ Equity

Law No. 9,249, dated as of December 26, 1995, as amended, permits Brazilian corporations to make distributions to shareholders of interest on shareholders’ equity. These distributions may be paid in cash. Such payments represent a deductible expense from the issuer’s corporate income tax and social contribution tax basis. This interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

•  50% of net income (after the social contribution on net profits and before the provision for corporate income tax, and interest on shareholders’ equity) for the period in respect of which the payment is made; or

•  50% of the sum of retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

Any payment of interest on shareholders’ equity is subject to a withholding income tax at a rate of 15%, or 25% if the non-resident holder is formed or domiciled in a LTJ, as defined below. These payments may be included, at their net value, as part of any mandatory dividend.

To the extent that payments of interest on shareholders’ equity are included as part of a mandatory dividend, we are required to distribute an additional amount to ensure that the net amount received by shareholders, after payment of the applicable withholding income tax is at least equal to the mandatory dividend.

Taxation of Gains

Gains on Disposal, Preferred Shares or ADSs Outside of Brazil.  According to the Law No. 10,833, dated December 29, 2003, gains earned abroad derived from the disposal of assets located in Brazil by non-residents, even if involving two non-resident parties, are subject to the imposition of the Brazilian withholding income tax (“WHT”). The applicable WHT rate is 15%, except if the beneficiary is domiciled in a low tax jurisdiction (“LTJ”) (i.e. countries that do not impose income tax or where the maximum income rate is lower than 20%), as defined by the Brazilian tax laws. However, our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Due to the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings with respect thereto, it is not possible to predict whether such understanding is applicable to the ADSs, or whether ADSs will ultimately prevail in the courts of Brazil.

Gains on Sale or Disposal of Preferred Shares in Brazil.  No income tax will be imposed on gains realized on any sale or disposal of preferred shares in Brazil by a non-Brazilian holder that is not formed or domiciled in a LTJ if:

•  the foreign investment in the preferred shares is registered under Resolution 2,689 and the sale takes place on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the- counter market).

Gains realized on any sale or disposal of preferred shares in Brazil by a non-Brazilian holder that is formed or domiciled in a LTJ are subject to tax at the following rates:

•  15%, if the foreign investment is registered under Resolution 2,689 and the transaction is carried out on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market); and

•  25%, if the foreign investment is not registered under Resolution 2,689 and the transaction is not carried out on a Brazilian stock exchange.

In all other cases, income tax will be imposed at a rate of 15% regardless on whether the transaction is carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market) or not, to the extent that the beneficiary is not formed or domiciled in a LTJ, which would be subject to a 25% rate.

In addition, a withholding income tax of 0.005% on the sale value shall be applicable on transactions carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) by a non-Brazilian holder, except if the foreign investment is registered under Resolution 2,689 and is not formed or domiciled in a LTJ, or on the Brazilian non-organized over-the-counter market, with intermediation. This tax can be offset with the eventual income tax due on the capital gain.

Any exercise of preemptive rights relating to preferred shares will not be subject to Brazilian income tax. Gains realized by a non-Brazilian holder on the disposal of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposal of preferred shares.

Gains on the exchange of ADS for preferred shares

Despite the lack of clear regulation, the exchange of ADSs for preferred shares should not be subject to Brazilian tax. Non-resident holders may exchange their ADSs for the underlying preferred shares, sell the preferred shares on a Brazilian stock exchange and remit the proceeds of the sale abroad within five business days from the date of exchange (in reliance on the depositary’s electronic registration). Our understanding is that the exchange of ADS for the underlying preferred shares and sale of preferred shares within the period mentioned above by a non-resident holder that (i) is investments under resolution 2,689 and (ii) is not a formed or domiciled in a LTJ should not be subject to the withholding income tax.

Upon receipt of the underlying preferred shares in exchange for ADSs, non-resident holders may also elect to register with the Central Bank the U.S. dollar value of such preferred shares as a foreign portfolio investment under the rules of the Brazilian Monetary Counsel, which will entitle them to the tax treatment referred above in connection with non-residents investing under Resolution 2,689.

Alternatively, the non-resident holder is also entitled to register with the Central Bank the U.S. dollar value of such preferred shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment of non-resident holders that are not non-residents investing under Resolution 2,689.

Gains on the exchange of preferred shares for ADS

The deposit of preferred shares in exchange for the ADSs may be subject to Brazilian income tax on capital gains if the amount is previously registered with the Central Bank as a foreign investment in preferred shares (Direct investment registered under Law 4,131) or, in the case of non-residents investing under Resolution 2,689, the acquisition cost of the preferred shares, as the case may be, is lower than:

•  the average price per preferred share on the Brazilian stock exchange at which the greatest number of such preferred shares were sold on the day of the deposit; or

•  if no preferred shares were sold on that day, the average price on the Brazilian stock exchange at which the greatest number of preferred shares were sold during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the preferred shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%, or 25% for non-resident holders formed or domiciled in a LTJ.

Gains on the sale or disposal of preferred shares is measured by the difference between the amount realized on the sale or disposal and the acquisition cost of the shares sold.

Other Brazilian Taxes

No Brazilian federal inheritance, gift or succession taxes apply to the ownership, sale of preferred shares or ADSs by a non-Brazilian holder. Gift and inheritance taxes, however, may be levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. No Brazilian stamp, issue, registration, or similar taxes or duties will be payable by holders of preferred shares or ADSs.

After the Federal Government failed to approve the Temporary Contribution on Financial Transactions (“CPMF Tax”), the CPMF Tax expired as of December 31, 2007. However, when such tax was applicable, it was levied over transactions carried out by a holder of securities in Brazil that resulted in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian financial institution, being charged at the rate of 0.38%.

No assurance can be given in the sense that CPMF will not be imposed again in the future. Nevertheless, the Federal Government implemented some modifications on the Financial Transactions Tax to reduce the impact of the reduction of the CPMF collection, as described below.

In addition, Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF Tax”) due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, as a substitutive for the CPMF Tax, IOF rate for almost all foreign currency exchange transactions is 0,38%. In the case of transactions involving variable income performed in the stock market exchange or future market, the applicable rate is zero. In any situation the Brazilian Federal Government is permitted to increase the rate at any time up to 25%. However, any increase in rates may only apply to future transactions.

The IOF Tax may also be levied on transactions involving bonds or securities, even if the transactions are carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF Tax with respect to preferred shares and ADSs is currently 0%. The Minister of Finance, however, has the legal authority to increase the rate to a maximum of 1.5% of the amount of the taxed transaction for each day of the investor’s holding period, but only on future transactions.

UNDERWRITING

Under the terms and subject to the conditions contained in the international underwriting agreement dated the date of this prospectus supplement, we are offering the preferred shares and ADSs described in this prospectus supplement and accompanying prospectus through the international underwriters named below, in the United States and other countries outside Brazil. These preferred shares are being offered directly or in the form of ADSs. The offering of ADSs is being underwritten by the international underwriters. In the case of the preferred shares, the international underwriters are acting as placement agents on behalf of the Brazilian underwriters. The preferred shares purchased by investors outside Brazil will be settled in Brazil and paid for in reais, and the offering of these preferred shares is being underwritten by the Brazilian underwriters.

Our controlling shareholders intend to subscribe at least the number of preferred shares required to maintain their ownership interest in us following our capital increase. This acquisition may affect the determination of the price of our preferred shares and ADSs in this offering. See “Risk Factors — The participation of our controlling shareholders in this offering could have an adverse impact on the liquidity of the shares and impact the offer price per share.”

Subject to the terms and conditions of the international underwriting agreement, we have agreed to sell the following respective number of ADSs to the international underwriters, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement.

Name	Number of ADSs

Itaú USA Securities, Inc.
J.P. Morgan Securities Inc.
Banco Bradesco BBI S.A.[1]
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Santander Investment Securities Inc.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated

Total

The international underwriters are committed to purchase all the ADSs offered if it purchases any ADS, other than those ADSs covered by the international underwriters’ over-allotment option described below. The international underwriting agreement provides that the obligations of the international underwriters is subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and others. Itaú USA Securities, Inc. and J.P. Morgan Securities Inc. are acting as bookrunners and representatives of the international underwriters. We have entered into an underwriting agreement with the Brazilian underwriters providing for the concurrent offering of preferred shares in Brazil. Banco Itaú BBA S.A. and Banco J.P. Morgan S.A. are acting as bookrunners for the Brazilian offering. The international and the Brazilian offerings are conditioned on the closing of each other.

The international underwriters and the Brazilian underwriters have entered into an intersyndicate agreement which governs specified matters relating to the global offering. Under this agreement, the international underwriters have agreed that, as part of its distribution of ADSs and

1   Bradesco Securities Inc. is acting as a U.S. registered broker dealer on behalf of Banco Bradesco BBI S.A. in connection with the sale of ADSs and the placement of preferred shares in the United States.

subject to permitted exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or distribute any prospectus or prospectus supplement relating to the ADSs to any person in Brazil or to any other dealer who does not so agree. The Brazilian underwriters similarly have agreed that, as part of its distribution of preferred shares and subject to permitted exceptions, they have not offered or sold, and will not offer to sell, directly or indirectly, any preferred shares or distribute any prospectus or prospectus supplement relating to the preferred shares to any person outside Brazil or to any other dealer who does not so agree. These limitations do not apply to stabilization transactions or to transactions between the Brazilian and international underwriters, who have agreed that they may sell ADSs or preferred shares, as the case may be, between their respective underwriting syndicates. The number of ADSs or preferred shares, as the case may be, actually allocated to each offering may differ from the amount offered due to reallocation between the international and Brazilian offerings.

Pursuant to the terms of the international underwriters agreement, the international underwriters are acting as placement agents on behalf of the Brazilian underwriters with respect to the offering of preferred shares sold to investors located outside Brazil. The Brazilian underwriters will sell preferred shares to investors located inside Brazil and U.S. and other international investors that are authorized to invest in Brazilian securities under the requirements established by the CMN and the CVM. The Brazilian underwriting agreement provides that, if any of the preferred shares covered by such agreement are not placed, the Brazilian underwriters are obligated to purchase them on a firm commitment basis on the settlement date, subject to certain conditions and exceptions. Subject to the terms and conditions of the Brazilian underwriting agreement, the Brazilian underwriters have agreed to place preferred shares in Brazil.

All placements of preferred shares or ADSs in the United States will be made by the international underwriters, either directly or through their U.S. broker dealer affiliates, or such other registered dealers as may be designated by the international underwriters. Any preferred shares placed in the United States by the bookrunners of the Brazilian offering will be place, either directly or indirectly through their U.S. broker dealer affiliates, or such other registered dealers as may be designated by the underwriters.

We have granted to Itaú USA Securities, Inc. a 30-day option to, upon consultation with J.P. Morgan Securities Inc., purchase, on behalf of the international underwriters, up to 4,097,064 additional preferred shares in the form of ADSs, minus the number of preferred shares sold by us pursuant to the Brazilian underwriters’ over-allotment option referred to below, at the initial public offering price, less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments. We have also granted Banco Itaú BBA S.A. a 30-day option to, upon consultation with Banco J.P. Morgan S.A., purchase a maximum of 4,097,064 preferred shares, minus the number of preferred shares in the form of ADSs sold by us pursuant to the over-allotment option granted to Itaú USA Securities, Inc., to cover over-allotments of preferred shares, if any.

The underwriters propose to offer our preferred shares and the ADSs directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of R$      per preferred share and US$      per ADS. Any such dealer may resell shares to certain other brokers or dealers at a discount of up to R$      per preferred share and US$      per ADS from the public offering price. After the public offering, the offering price and other selling terms may be changed by the underwriters.

The underwriting discounts and commissions in connection with the offering of ADSs are equal to the public offering price per ADSs less the amount paid by the international underwriters to us per ADS. The underwriting discounts and commissions in connection with the offering of ADSs are US$      per ADS. The underwriting discounts and commissions in connection with the offering of ADSs represent     % of the aggregate gross proceeds of the ADSs offered. In addition, the underwriting discounts and commissions in connection with the offering of ADSs may be subject to applicable Brazilian withholding taxes that will be borne by us.

The following table summarizes the total underwriting discount and commission per ADS to be paid to the international underwriters by us in connection with the international offering:

	Without	With full
	over-allotment	over-allotment
	exercise	exercise

Per ADS	US$	US$
Total	US$	US$

We estimate that our total expenses for the global offering will be approximately US$3.8 million. We will bear all expenses related to the global offering. A prospectus supplement and the accompanying prospectus in electronic format may be made available by the underwriters. In addition, ADSs may be sold by the international underwriters to securities dealers who resell shares to online brokerage account holders.

We, our controlling shareholders, and our directors and executive officers have agreed with the international underwriters prior to the commencement of this offering that we and each of these persons or entities, with limited exceptions, during a period from the date of each lock-up agreement through 90 days from the date of the international underwriting agreement, may not, without the prior written consent of the international underwriters, among other things:

•	issue, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock, including in the form of ADSs, or any securities convertible into or exercisable or exchangeable for any shares of our capital stock, including in the form of ADSs (the “lock-up securities”); or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any lock-up securities,

whether any such transaction described in the bullet points above is to be settled by delivery of any shares of our capital stock, including in the form of ADSs, or such other securities, in cash or otherwise. In addition, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the international underwriters waive, in writing, such an extension.

The restrictions described in the prior paragraph do not apply to:

•	the sales of lock-up securities, and the placement of the lock-up securities by, the international or the Brazilian underwriters;

•	the issuance by us of (A) options pursuant to existing management and/or employee option plans of which the international underwriters have been advised in writing prior to the date of this prospectus supplement, (B) shares issued by us upon the exercise of an option issued pursuant to such management and/or employee option plan or any other option, warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the international underwriters have been advised in writing and (C) 16,686,239 common shares in an offering to be conducted simultaneously with this offering of preferred shares and ADSs contemplated hereby in an offering exempt from registration under the Securities Act;

•	any transfer (other than by us) of lock-up securities as bona fide gifts, provided that prior to any such transfer the recipient agrees in writing with the international underwriters to be bound by the restrictions described in the prior paragraph;

•	dispositions (other than by us) of lock-up securities to any trust for the direct or indirect benefit of such transferor and/or, if applicable, the immediate family of such transferor, provided that prior to any such transfer such trust agrees in writing with the international underwriters to be bound by the restrictions described in the prior paragraph; and

•	any transfer (other than by us) of lock-up securities to any of such transferor’s affiliates (as such term is defined in Rule 405 under Securities Act), provided that prior to any such transfer the recipient agrees in writing with the international underwriters to be bound by the restrictions described in the prior paragraph;

•	any transfer of common shares by us to an individual solely for the purpose of making him/her eligible to become a director of the Company, in which case only one common share of our stock may be transferred to each such individual;

•	any transfer of lock-up securities by us to the international or Brazilian underwriters, or any entity indicated by them, in order to allow for the stabilization activities with our preferred shares and ADSs as provided by any agreement contemplating these activities; and

•	the lending of lock-up securities by us to any Brazilian registered broker-dealer in connection with market making activities, to the extent required by and, in accordance with applicable Brazilian law or regulation, including CVM Rule No. 384, of March 17, 2003, and the Código de Auto-Regulacão de Ofertas Públicas of the Associacão Nacional dos Bancos de Investimento — ANBID.

The underwriters have no current intent or arrangement to release any of the securities subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions, and any waiver is at the discretion of the international underwriters.

There are no specific criteria for the waiver of lock-up restrictions, and the underwriters cannot in advance determine the circumstances under which a waiver might be granted. Any waiver will depend on the facts and circumstances existing at the time. Among the factors that the international underwriters may consider in deciding whether to release preferred shares or ADSs may include the length of time before the lock-up expires, the number of preferred shares and ADSs involved, the reason for the requested release, market conditions, the trading price of our preferred shares and the ADSs, historical trading volumes of our preferred shares and the ADSs, and whether the person seeking the release is an officer, director or affiliate of our company. The underwriters will not consider its own positions in our securities, if any, in determining whether to consent to a waiver of a lock-up agreement.

We have agreed to indemnify the international underwriters against certain liabilities, including liabilities under the Securities Act.

Our preferred shares are listed on the Nível 1 segment of the São Paulo Stock Exchange under the symbol “GGBR4.” The ADSs are listed on the NYSE under the symbol “GGB.”

In connection with the international offering, the international underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling preferred shares or ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the preferred shares or the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the preferred shares, including in the form of ADSs, which involves the sale by the underwriters of a greater number of preferred shares than the number of preferred shares in the form of ADSs it is required to purchase in this offering, and purchasing preferred shares, including in the form of ADSs, on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the international underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The international underwriters may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, Itaú USA Securities, Inc. will consider, among other things, the price of preferred shares available for purchase in the open market compared to the price at which the international underwriters may purchase preferred shares in the form of ADSs through the over-allotment option. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the preferred shares or the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the international underwriters create a naked short position, it will purchase preferred shares, including in the form of ADSs, in the open market to cover the position.

The international underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our preferred shares or the ADSs, including the imposition of penalty bids. This means that if the international underwriters purchase preferred shares, including in the form of ADSs, in the open market in stabilizing transactions or to cover short sales, the international underwriters may be required to repay the underwriting discount received by it.

These activities may have the effect of raising or maintaining the market price of our preferred shares and the ADSs or preventing or retarding a decline in the market price of our preferred shares and the ADSs, and, as a result, the price of our preferred shares and the ADSs may be higher than the price that otherwise might exist in the open market in the absence of these transactions. If the international underwriters commence these activities, they may discontinue them at any time. The international underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

In connection with the Brazilian offering, the Brazilian underwriters may engage in transactions on the São Paulo Stock Exchange that stabilize, maintain or otherwise affect the price of our preferred shares. In addition, it may bid for, and purchase, preferred shares in the open market to cover syndicate short positions or stabilize the price of our preferred shares.

These stabilizing transactions may have the effect of raising or maintaining the market price of our preferred shares or preventing or retarding a decline in the market price of our preferred shares. As a result, the price of our preferred shares may be higher than the price that might otherwise exist in the absence of these transactions. These transactions, if commenced, may be discontinued at any time. Reports on stabilization activity are required to be furnished to the CVM. Stabilization activities may be carried out for up to 30 days from the day after the date of this prospectus supplement and the accompanying prospectus. A stabilization activities agreement, in a form approved by the CVM and the São Paulo Stock Exchange, has been executed simultaneously with the execution of the Brazilian underwriting agreement.

This prospectus supplement and the accompanying prospectus do not constitute an offer of, or an invitation by or on behalf of, our company or by or on behalf of the international underwriters to subscribe for or purchase any preferred shares and ADSs in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus supplement and the offering of the preferred shares and ADSs in certain jurisdictions may be restricted by law. We and the international underwriters require persons into whose possession this prospectus supplement comes to inform them about, and to observe, any such restrictions.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of our preferred shares or the ADSs to the public in that Relevant Member State may be made prior to the publication of a prospectus in relation to our preferred shares and the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of our preferred shares or the ADSs may be made to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the international underwriters for any such offer or invitation; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any preferred shares or ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the preferred shares and ADSs to be offered so as to enable an investor to decide to purchase or subscribe the preferred shares or the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The international underwriters: (i) may only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the offer or sale of our preferred shares or the ADSs in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us; and (ii) must comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by the international underwriters in relation to our preferred shares and the ADSs in, from or otherwise involving the United Kingdom.

The international underwriters and their respective affiliates have provided in the past to us and our affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, including significant financial services to Metalúrgica Gerdau S.A.’s controlling shareholders for their preferential share subscriptions in connection with the offerings herein described, for which they have received and would continue to receive customary fees and commissions. In addition, from time to time, the international underwriters and their respective affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or its customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Relationship between the Company, and Itaú USA Securities, Inc. and its affiliates

In addition to this offering, Itaú USA Securities, Inc. and its affiliates, or the Itaú group, maintain commercial relationships with us and our affiliates, including services in the following areas: (i) cash management; (ii) billing; (iii) payments; (iv) payroll and banking services; (v) loans in the total amount of approximately R$328 million under Finame loans, dollar loans, pre-payment loans and financings, with a spread of approximately 1% for real denominated loans and between 1% and 2%

for U.S. dollar denominated loans; and (vi) derivatives transactions in the nominal amount of R$6 million (such transactions are contracted by our affiliate Banco Gerdau S.A.).

On May 06, 2005, the Itaú group acquired, as an investment, approximately 3.18% of the preferred stock of the following companies controlled by us: Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and Gerdau Améica do Sul S.A.

The Itaú group contracted with Indac Indústria and Comércio S.A., a shareholder of our controlling shareholder, a derivatives operation with the notional value of R$747 million, as of the date of execution of the agreement. This agreement has been guaranteed by the Gerdau group and Indac Indústria and Comércio S.A.’s obligations are adjusted based on the CDI rate.

Relationship between the Company, and J.P. Morgan Securities Inc. and its affiliates

In addition to this offering, J.P. Morgan Securities Inc. and its affiliates maintain a wide-ranging relationship with us and our affiliates, in accordance with usual market practices. This relationship includes the provision of: (i) investment banking services, (ii) private banking services, (iii) financing operations related to bridge-loans, acquisitions, exports and liquidity facilities, totaling US$563 million, with terms between six months and six years and spreads over LIBOR between 0.3 and 1.25%, (iv) derivative operations in the notional value of approximately US$16 million, and (v) global administrative services related to securities.

Relationship between the Company, and Bradesco Securities Inc. and its affiliates

The main credit operations of Banco Bradesco S.A., an affiliate of Bradesco Securities Inc., with us and our subsidiaries are comprised of: (i) revolving credit facility on foreign currency, in the total amount of US$400.0 million, to be used for operations of trade finance, working capital and international treasury, of which US$131.5 million is currently outstanding; (ii) revolving credit facility in the total amount of R$645.0 millions to be used for various operations, of which R$27.8 million is currently outstanding; (iii) credit for bank guarantees, in the total amount of R$300.0 million, of which, R$291.0 million is currently outstanding.

Relationship between the Company, and Citigroup Global Markets Inc. and its affiliates

The main relationships we maintain with Citigroup Global Markets Inc. and its affiliates consist of (i) various credit operations, related to financing imports (financiamento de importação), or FINIMP, and syndicated loans; (ii) advisory services in the acquisition of the subsidiary Macsteel; (iii) hedging operation with LIBOR and FX derivatives; (iv) providing trustee, registrar and paying agent services, related to the issuance of our ten-year bonds, which mature in 2017, and (v) short-term credit lines for us and our subsidiaries located in Latin America.

In addition, one of our subsidiaries, Gerdau Açominas, contracted a line of credit (Yen Equivalent Term Loan Facility) in the amount of US$267.0 million, together with a consortium of banks led by Citibank, N.A., Tokyo Branch and guaranteed by Gerdau S.A.. The credit line will expire after ten years. The annual interest rate contracted was LIBOR + 0.3%.

Relationship between the Company, and Santander Investment Securities Inc. and its affiliates

In 2006, Santander Investment Securities Inc. and its affiliates, through Carpe Diem Salud, S.L., in conjunction with Gerdau Hungria Holdings Limited Liability Company, acquired control of Corporacion Sidenor. Currently, Carpe Diem Salud, S.L. has a 40% ownership interest in Corporation Sidenor, and can elect members of its board of directors.

Relationship between the Company, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates

The following companies within the Gerdau group contracted the following senior secured revolver credits with entities from Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates: (i) in October 31, 2005, Gerdau Ameristeel Corporation contracted a senior secured revolver credit in the amount of US$163 million, with maturity date of October 28, 2010; and (ii) in October 31, 2005, Gerdau Ameristeel Lake Ontario Inc. contracted a senior secured revolver credit in the amount of US$488 million, with maturity date of October 28, 2010.

The address of the global coordinator and bookrunner for the international offering is 540 Madison Avenue, 23rd floor, New York, New York 10022.

EXPENSES OF THE OFFERING

We estimate that the expenses in connection with the global offering, other than underwriting discounts, commissions and fees, will be as follows:

Expenses	Amount

SEC registration fee	US$	44,163
Registration and listing fees for the offering at the CVM and the BOVESPA	US$	49,099
NYSE listing fee	US$	117,791
Printing and engraving expenses(1)	US$	888,731
Legal fees and expenses(1)	US$	888,731
Accountant fees and expenses(1)	US$	947,980
Miscellaneous costs(1)	US$	888,731
Total	US$	3,825,226

(1)	These expenses are incurred in reais and were converted to U.S. dollars based on the exchange rate of R$1.6878 to US$1.00, which was the exchange rate reported by the Central Bank of Brazil on April 9, 2008.

All amounts in the table are estimated except the SEC and CVM registration fees.

We will pay all expenses related to the global offering.

LEGAL MATTERS

Certain U.S. and New York legal matters will be passed upon for us by Greenberg Traurig, LLP, New York, New York, and certain U.S. and New York legal matters will be passed upon by Shearman & Sterling LLP for the international underwriters. The validity of the preferred shares and other matters governed by Brazilian law will be passed upon for us by Machado, Meyer, Sendacz e Opice — Advogados, São Paulo, Brazil. Certain matters of Brazilian law will be passed upon for the underwriters by Mattos Filho Veiga Filho Marrey Jr. e Quiroga Advogados, São Paulo, Brazil.

EXPERTS

The financial statements of Gerdau S.A. as of and for the year ended December 31, 2007, incorporated in this prospectus supplement by reference from our Form 20-F, filed with the Securities and Exchange Commission on April 11, 2008, and the effectiveness of our internal control over financial reporting have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their reports, which are included and incorporated by reference herein, which reports express an unqualified opinion on the financial statements and include an explanatory paragraph concerning the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, effective January 1, 2007 and express an unqualified opinion on the effectiveness of internal control over financial reporting. Such financial statements and financial statement schedules have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Gerdau S.A. as of December 31, 2006 and for each of the two years ended December 31, 2006 incorporated in this prospectus supplement by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have been so incorporated in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of Chaparral as of May 31, 2007 and 2006 and for each of the three years in the period ended May 31, 2007 included in our report on Form 6-K dated April 11, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other documents with the SEC. You may inspect any document we file at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the SEC at 1 800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including us) that file electronically with the SEC which can be assessed at
http://www.sec.gov.

We are a “foreign private issuer” as defined under Rule 405 of the Securities Act. As a result, although we are subject to the informational requirements of the Exchange Act, as a foreign private issuer, we will be exempt from certain informational requirements of the Exchange Act which domestic issuers are subject to, including the proxy rules under Section 14 of the Exchange Act, the insider reporting and short-profit provisions under Section 16 of the Exchange Act and the requirement to file current reports Form 8-K upon the occurrence of certain material events. We intend to fulfill the informational requirements that do apply to us as a foreign private issuer under the Exchange Act. We will also be subject to the informational requirements of the São Paulo Stock Exchange and the CVM. You are invited to read and copy reports, statements or other information, other than confidential filings, that we have filed with the São Paulo Stock Exchange and the CVM. Our public filings with the São Paulo Stock Exchange are electronically available from the São Paulo Stock Exchange’s website (http://www.bovespa.com.br), and you may call the CVM for information about how to obtain copies of the materials that we file with it.

Except for the specific documents incorporated by reference below, no information available on or through our website, or any other website reference herein, shall be deemed to be incorporated into this prospectus supplement or the registration statement of which it is a part.

INCORPORATION BY REFERENCE

We are incorporating by reference information that we file with or furnish to the SEC, which means that we are disclosing important information to you in those documents. The information incorporated by reference is an important part of this prospectus supplement and the information that we subsequently file with the SEC will automatically update and supersede information in this prospectus supplement and in other reports with the SEC. We incorporate by reference the documents listed below:

(i)     our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed on April 11, 2008 and any amendments thereto; and

(ii)     our report on Form 6-K filed on April 11, 2008 containing unaudited pro forma financial information for the Chaparral Steel acquisition for the fiscal year ended December 31, 2007; and

(iii)     our report on Form 6-K filed on April 11, 2008 containing audited financial information for Chaparral Steel as of and for the year ended May 31, 2007 and unaudited financial information for Chaparral Steel as of and for the three month period ended August 31, 2007.

All annual reports on Form 20-F that we file with the SEC pursuant to the Exchange Act after the date of this prospectus supplement and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus supplement and to be part hereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently submitted to the SEC by identifying in such Form that it is being incorporated by reference into this prospectus supplement.

We undertake to provide without charge to each person to whom a copy of this prospectus supplement has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus supplement by reference, including exhibits to such documents, unless such exhibits are specifically incorporated by reference to such documents. Requests for such copies should be directed to Av. Farrapos, 1811, Porto Alegre, RS-90.220-005 - Brazil or by telephone +55 51 3323-2703.

PROSPECTUS

Gerdau S.A.

PREFERRED SHARES AND AMERICAN DEPOSITARY SHARES
REPRESENTING PREFERRED SHARES

We may offer any combination of the securities described in this prospectus from time to time in amounts, at prices and on terms to be determined at or prior to the time of the offering. We refer to the preferred shares and American Depositary Shares, or ADSs representing preferred shares collectively as the “securities”.

This prospectus describes the general manner in which our securities may be offered using this prospectus. We will provide specific terms and offering prices of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplements carefully before you invest.

We may offer the securities through underwriting syndicates managed or co-managed by one or more underwriters or dealers, through agents or directly to investors, on a continuous or delayed basis, or through any combination of these methods. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities offered, you should refer to the section entitled “Plan of Distribution” in the applicable prospectus supplement. The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Our ADSs are listed on the New York Stock Exchange under the symbol “GGB” and our preferred shares are listed on the Nível 1 listing segment of the São Paulo Stock Exchange, or the BOVESPA, under the symbol “GGBR4.”

Investing in our securities involves risks. You should carefully review the “Risk Factors” sections set forth in our Annual Report on Form 20-F, and in our prospectus supplements.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 11, 2008.

You should rely only on the information incorporated by reference or provided in this prospectus and in any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to herein, but only under circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this process, we may, from time to time, offer the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus, and may also contain information about any material federal income tax considerations relating to the securities covered by the prospectus supplement. You should read both this prospectus and any prospectus supplement, together with additional information described below under the heading “Where You Can Find More Information,” before purchasing any of our securities. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including the exhibits thereto. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus or any prospectus supplement — the statement in the document having the later date modifies or supersedes the earlier statement.

All references in this prospectus to “real,” “reais” or “R$” are to the currency of Brazil. All references in this prospectus to “U.S. dollars,” “dollars” or “US$” are to the currency of the United States of America.

As used in this prospectus:

•	“installed capacity” means the annual projected capacity for a particular facility (excluding the portion that is not attributable to our participation in a facility owned by a joint venture), calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance;

•	“tonne” means a metric tonne, which is equal to 1,000 kilograms or 2,204.62 pounds; and

•	“consolidated shipments” means the combined volumes shipped from all our operations in Brazil, Latin America, North America and Europe, excluding our joint ventures.

We have made rounding adjustments to reach some of the figures included in this prospectus. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

We make statements in this prospectus about our competitive position and market share in, and the market size of, the steel industry. These statements are based on statistics and other information from third-party sources that we believe are reliable. We derived this third-party information principally from reports published by the International Iron and Steel Institute, or IISI, Brazilian Steel Institute (Instituto Brasileiro de Siderurgia), or the IBS, American Iron and Steel Institute, or AISI, and the Commodities Research Unit, or the CRU, among others. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

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FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. These statements relate to our future prospects, developments and business strategies.

Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.

It is possible that our future performance may differ materially from our current assessments due to a number of factors, including the following:

•	general economic, political and business conditions in our markets, both in Brazil and abroad, including demand and prices for steel products;

•	interest rate fluctuations, inflation and exchange rate movements of the reais in relation to the U.S. dollar and other currencies in which we sell a significant portion of our products or in which our assets and liabilities are denominated;

•	our ability to obtain financing on satisfactory terms;

•	prices and availability of raw materials;

•	changes in international trade;

•	changes in laws and regulations;

•	electric energy shortages and government responses to them;

•	the performance of the Brazilian and the global steel industries and markets;

•	global, national and regional competition in the steel market;

•	protectionist measures imposed by steel-importing countries; and

•	other factors identified or discussed under “Risk Factors.”

Our forward-looking statements are not guarantees of future performance, and actual results or developments may differ materially from the expectations expressed in the forward-looking statements. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, potential investors should not rely on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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ABOUT GERDAU

Overview

According to the IBS, we are Brazil’s largest producer of long rolled steel and, according to AISI estimates, the second largest producer in North America based on volume produced. We have a significant market share of the steel industry in almost all the countries where we operate and have been classified by IISI as the 14th largest steel producer in the world based on our consolidated production of crude steel in 2006.

We operate steel mills that produce steel via direct iron-ore reduction, or DRI, in blast furnaces, or by electric arc furnaces, or EAF. In Brazil we operate three blast furnace steel mills, including our largest mill, Gerdau Açominas, an integrated steel mill located in Ouro Branco in the state of Minas Gerais. We currently have a total of 43 steel producing units in Latin America (including Brazil) and North America, as well as a consolidated subsidiary in Spain, Corporación Sidenor, for the production of special steel, and two associated companies: one in the Dominican Republic and another in Mexico. We also participate in two joint ventures: one in the U.S. for the production of flat rolled steel and another recently formed venture in India. During the fiscal year ended December 31, 2007, approximately 41.0% of all our sales volume was generated from operations in Brazil, 40.5% from operations in the U.S. and Canada, 13.1% from Latin American operations (excluding Brazil) and 5.4% from European operations.

As of December 31, 2007, total consolidated installed capacity, excluding our investments in joint ventures and associated, unconsolidated companies, was 24.8 million tonnes of crude steel and 21.0 million tonnes of rolled steel products. For the fiscal year ended December 31, 2007, we had total consolidated assets of US$22,971 million, consolidated net sales of US$15,815 million, total consolidated net income of US$1,617 million and a shareholders’ equity of US$7,003.4 million.

We offer a wide array of steel products, manufactured according to an extensive variety of customer specifications. Our product mix includes crude steel (slabs, blooms and billets) sold to rolling mills, finished products for the construction industry, such as rods and structural bars, finished products for industry use such as commercial rolled steel bars and machine wire and products for farming and agriculture, such as poles, smooth wire and barbed wire. We also produce specialty steel products utilizing advanced technology and normally with a certain degree of customization, for the manufacture of tools and machinery, chains, locks and springs, mainly for the automotive and mechanical industries.

A significant and increasing portion of our steel production assets are located outside Brazil, particularly in the U.S. and Canada. We began our expansion into North America in 1989, when consolidation in the global steel market effectively began. We currently operate 18 steel production units in the U.S. and Canada through our principal entity, Gerdau Ameristeel, and believe that we are one of the market leaders in North America in terms of production of some long steel products, such as rods, commercial rolled steel bars, extruded products and girders.

Our operating strategy is based on the acquisition and construction of steel mills close to our customers and the sources of raw materials required for steel production such as scrap metal, pig iron and iron ore. For this reason, most of our production has historically been geared toward supplying the local markets in which we produce. However, in recent years, and especially after acquiring the Ouro Branco plant, we have expanded our exposure to the international markets and taken advantage of increased international demand and higher steel prices outside Brazil. We have a diversified list of international customers and our main export destinations include the U.S., Taiwan, South Korea, Thailand and Latin American countries such as Argentina, the Dominican Republic and Ecuador.

Through our subsidiaries and affiliates, we also engage in other activities related to the production and sale of steel products, including reforestation and electric power generation projects.

Our address is Av. Farrapos, 1811 — Porto Alegre-RS — 90.220-005 — Brazil, telephone number + 5551 3323 2703 and e-mail at inform@gerdau.com.br. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, we provide on our website a summary of the differences between our corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

INCORPORATION BY REFERENCE

We are incorporating by reference information that we file with or furnish to the SEC, which means that we are disclosing important information to you in those documents. The information incorporated by reference is an important part of this prospectus and the information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in other reports with the SEC. We incorporate by reference the documents listed below, which we have already filed with or furnished to the SEC:

(i) our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed on April 11, 2008 and any amendments thereto; and

(ii) our report on Form 6-K filed on April 11, 2008 containing unaudited pro forma financial information for the Chaparral Steel acquisition for the fiscal year ended December 31, 2007; and

(iii) our report on Form 6-K filed on April 11, 2008 containing audited financial information for Chaparral Steel for the period ended May 31, 2007 and unaudited financial information for Chaparral Steel for the interim period ended August 31, 2007.

All annual reports on Form 20-F that we file with the SEC pursuant to the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently submitted to the SEC by identifying in such Form that it is being incorporated by reference into this prospectus.

We shall undertake to provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus by reference, including exhibits to such documents, unless such exhibits are specifically incorporated by reference to such documents. Requests for such copies should be directed to Gerdau S.A., Av. Farrapos, 1811, Porto Alegre, RS, Brazil, Attention: Investor Relations Department, telephone +55 51 3323-2703.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus. We have not authorized anyone else to provide you with different information.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the U.S. Securities and Exchange Commission, or the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available. You may also read and copy certain documents we submit to the New York Stock Exchange at its offices at 20 Broad Street, New York, New York 10005. We maintain an Internet site at http://www.gerdau.com.br. Information contained on our Internet site is not part of this prospectus, or any accompanying prospectus supplement.

We are a “foreign private issuer” as defined under Rule 405 of the Securities Act. As a result, although we are subject to the informational requirements of the Securities Exchange Act of 1934

(the “Exchange Act”) as a foreign private issuer, we are exempt from certain informational requirements of the Exchange Act which domestic issuers are subject to, including the proxy rules under Section 14 of the Exchange Act, the insider reporting and short-profit provisions under Section 16 of the Exchange Act and the requirement to file current reports Form 8-K upon the occurrence of certain material events. We are also subject to the informational requirements of the São Paulo Stock Exchange (BOVESPA) and the Comissão de Valores Mobiliários. You are invited to read and copy reports, statements or other information, other than confidential filings, that we have filed with the São Paulo Stock Exchange and the Comissão de Valores Mobiliários. Our public filings with the São Paulo Stock Exchange are electronically available from the São Paulo Stock Exchange’s website (http://www.bovespa.com.br).

ENFORCEABILITY OF CIVIL LIABILITIES

We have been advised by Machado, Meyer, Sendacz e Opice Advogados, our Brazilian counsel, that judgments of non-Brazilian courts for civil liabilities predicated upon the securities laws of countries other than Brazil, including the U.S. securities laws, subject to certain requirements described below, may be enforced in Brazil. A judgment against us or any of our directors, officers, experts or advisors obtained outside Brazil would be enforceable in Brazil against us or any such person without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice. That confirmation, generally, will occur if the foreign judgment:

•	fulfills all formalities required for our enforceability under the laws of the country where the foreign judgment is granted;

•	is issued by a competent court after proper service of process is made in accordance with Brazilian legislation;

•	is not subject to appeal;

•	is for a sum certain;

•	is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

•	is not contrary to Brazilian national sovereignty, public policy or public morality.

The confirmation process may be time-consuming and may also give rise to difficulties in enforcing the foreign judgment in Brazil. Accordingly, we cannot assure you that confirmation would be obtained, that the confirmation process would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the securities laws of countries other than Brazil, including the U.S. securities laws.

A plaintiff (whether Brazilian or non-Brazilian) who resides outside Brazil during the course of litigation in Brazil must provide a note to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that may ensure such payment. This note must have a value sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Court of Justice.

DESCRIPTION OF THE SECURITIES WE MAY OFFER

Description of Capital Stock

General

Our authorized capital stock is 400,000,000 common shares and 800,000,000 preferred shares.

As of March 31, 2008, we had 231,607,008 common shares and 431,189,355 non-voting preferred shares outstanding (excluding treasury stock).

Issued Share Capital

Under our by-laws, our issued capital is R$7.8 billion, and can be increased by the issuance of preferred or common shares up to the limit of 800,000,000 and 400,000,000 shares, respectively, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our by-laws and the Brazilian corporation law, or the Corporations Act, if we issue additional shares in a private or public transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “— Preemptive Rights.”

Description of Preferred Shares

According to our by-laws, our preferred shares are non-voting. However, under certain limited circumstances provided for in the Corporations Act and as described in this section, holders of our preferred shares may be entitled to vote. See “— Voting Rights.”

Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares.

Holders of our preferred shares are entitled to receive dividends in the same amount of the dividends paid to holders of our common shares, calculated in accordance with paragraph 4 of article 19 of our by-laws, corresponding to not less than 30% of our net income, if any as calculated under Brazilian GAAP and adjusted under the Corporations Act (which differs significantly from net income as calculated under U.S. GAAP).

According to our by-laws, holders of our preferred shares are entitled to be included in a public tender offer in case our controlling shareholder sells its controlling stake in us, and the minimum price to be offered for each preferred share is 100% of the price paid per share of the controlling stake.

Redemption and Rights of Withdrawal

A dissenting or non-voting shareholder has the right to withdraw from a company and be reimbursed for the value of the preferred or common shares held whenever a decision is taken at a general shareholders’ meeting by a vote of shareholders representing at least 50% of the total outstanding voting capital to:

•	create a new class of preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our by-laws (our by-laws allow us to do so), in accordance with the provisions of article 137.I. of the Corporations Act;

•	modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares, in accordance with the provisions of article 137.I. of the Corporations Act;

•	reduce the mandatory distribution of dividends;

•	merge or consolidate us with another company;

•	participate in a centralized group of companies as defined in the Corporations Act and subject to the conditions set forth therein;

•	change our corporate purpose;

•	transfer all of our shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of such company, known as incorporação de ações;

•	conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Corporations Act; or

•	acquire control of another company at a price which exceeds the limits set forth in the Corporations Act.

In the event that the entity resulting from a merger, consolidation, or incorporação de ações, or spin-off of a listed company fails to become a listed company within 120 days of the shareholders meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal right.

If there is a resolution to (a) merge or consolidate us with another company; (b) execute an incorporação de ações; (c) participate in a group of companies, as defined under the Corporations Act, or (d) acquire control of another company, the withdrawal rights are exercisable only if our shares do not satisfy certain tests of liquidity and dispersal of the type or class of shares in the market at the time of the general meeting.

Only holders of shares adversely affected by the changes mentioned in the first and second items (a) and (b) above may withdraw their shares.

The right of withdrawal lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting that approved the corporate actions described above. In the case of the changes mentioned in the first and second items above, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date of publication of the minutes of the special meeting. We would be entitled to reconsider any action triggering appraisal rights within 10 days following the expiration of such rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability. Shares to be purchased by us from the dissenting or non-voting shareholders exercising appraisal rights will be valued at an amount equal to the lesser of (i) the ratable portion attributable to such shares of our shareholders’ equity as shown on the last balance sheet approved at a general shareholders’ meeting (book value) and (ii) the ratable portion attributable to such shares of the economic value of the company, pursuant to an appraisal report produced in accordance with the provisions of the Corporations Act. If more than 60 days have elapsed since the date of such balance sheet, dissenting shareholders may require that the book value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the general shareholders’ meeting or after the relevant press release concerning the meeting is published will not be entitled to appraisal rights.

For purposes of the right of withdrawal, the concept of “dissenting shareholder,” under the Corporations Act, includes not only those shareholders who vote against a specific resolution, but also those who abstain from voting, who fail to attend the shareholders meeting or who do not have voting rights.

Preemptive Rights

Each of our shareholders generally has a preemptive right to subscribe for shares or convertible securities in any capital increases, in proportion to its shareholdings. A minimum period of 30 days, unless a shorter period is established by our board of directors, following the publication of notice of the capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings, and for common shares, only to the extent necessary to prevent dilution of their equity participation. In addition, the Corporations Act provides that the granting or exercise of stock options pursuant to certain stock option plans is not subject to preemptive rights.

In the case of issuance of shares or other securities convertible into shares, the placement of which will be made by sale on a stock exchange or by public offer or, in addition, conversion of shares, in a public tender for control, shareholders will be assured of the preemptive right to subscribe for such securities within the period of not less than ten days, after which the right will automatically lapse.

Voting Rights

Each common share confers the right to its holder to one vote at our general shareholders meetings. In general, preferred shares do not confer such right. Notwithstanding, there are some cases in which the preferred shares will confer to their holders the right to vote with any other shareholder. Certain such instances are set forth below:

•	decisions related to the need for an evaluation of our Company in the context of a public offer for the cancellation of our registry as a public company;

•	approval of the redemption of the shares issued by us, unless the shares to be redeemed are randomly selected amongst all the shares;

•	election of one of the members of our statutory board of auditors;

•	change of our corporate form;

•	decision to change our jurisdiction of incorporation;

•	in any general meeting during our liquidation; and

•	in a special meeting of our preferred shareholders held to approve the modification of preferences, rights or conditions of redemption and amortization granted to preferred shares and the creation of a class of more favored preferred shares;

Preferred shareholders may also acquire full voting rights if we fail to pay mandatory minimum dividends for three consecutive years and such voting rights will be retained until we pay the required dividends.

The Corporations Act grants (i) holders of preferred shares without voting rights (or with restricted voting rights) representing 10% of the total issued capital stock, and (ii) holders of our common shares that are not part of the controlling group, and represent at least 15% of the voting capital stock, the right to appoint a member to the board of directors, by voting during the annual shareholders’ meeting. If none of our non-controlling holders of common or preferred shares meets the respective thresholds described above, holders of preferred or common shares representing at least 10% of the share capital would be able to combine their holdings to appoint one member and an alternate to our board of directors. Such rights may only be exercised by those shareholders who prove that they have held the required stake with no interruption during at least the three months directly preceding our annual shareholders meeting.

Holders of common shares are entitled to certain rights that cannot be amended by changes in the by-laws or at a general shareholders’ meeting, which include (i) the right to vote at general shareholders’ meetings; (ii) the right to participate in distributions of dividends and interest on capital and to share in the remaining assets of the company in the event of liquidation; (iii) preemptive rights in certain circumstances; and (iv) the right to withdraw from the company in certain cases. In addition to those rights, the by-laws or a majority of the voting shareholders may establish additional rights and, likewise, remove them. Currently, our by-laws do not establish any rights in addition to those already set forth by the Corporations Act.

Controlling shareholders may nominate and elect a majority of the members of the board of directors of Brazilian companies. In a Brazilian company, management is not entitled to nominate directors for election by the shareholders. Non-controlling shareholders and holders of non-voting shares are entitled to elect representatives to the board, as described above. Holders of a threshold percentage of the voting shares may also request, up to 48 hours prior to any general shareholders’ meeting, that the election of directors be subject to cumulative voting. The threshold percentage required for cumulative voting for a corporation such as ours is currently 5% of the outstanding shares. Shareholders who vote to elect a representative of the non-controlling shareholders may not cast cumulative votes to elect other members of the board.

Special and General Meetings

Unlike the laws governing corporations incorporated under the laws of the State of Delaware, the Corporations Act does not allow shareholders to approve matters by written consent obtained as a response to a consent solicitation procedure. All matters subject to approval by the shareholders must be approved in a general meeting, duly convened pursuant to the provisions of the Corporations Act. Shareholders may be represented at a shareholders’ meeting by attorneys-in-fact who are (i) shareholders of the corporation, (ii) a Brazilian attorney, (iii) a member of management or (iv) a financial institution.

General and special shareholders’ meetings may be called by three publications of a notice in “Diário Oficial do Estado do Rio de Janeiro” and in a newspaper of general circulation in our principal place of business, in our case “Gazeta Mercantil” and “Jornal do Comércio”, at least 15 days, in the first call, and eight days, in the second call, prior to the meeting. Special meetings are convened in the same manner as general shareholders’ meetings and may occur immediately before or after a general meeting.

Shareholders’ Meetings

At shareholders’ meetings that have been properly called and convened, our shareholders are authorized to decide on all matters related to our business purpose and to make all decisions they deem to be consistent with our interests. Our shareholders have exclusive powers to approve our financial statements at an annual shareholders’ meeting, to decide how to allocate our net profit, and to determine whether to pay dividends related to the fiscal year immediately proceeding. Our board members are, as a general rule, elected at our annual shareholders’ meetings. The members of our Board of Auditors, a permanent body within our Company, are elected every year at our annual shareholders’ meeting.

A special shareholders’ meeting may be held simultaneously with an annual shareholders’ meeting, or whenever necessary. Our shareholders have exclusive powers to decide on the following matters at a shareholders’ meeting, without prejudice to other matters that may fall within their authority:

•	amendment of our by-laws;

•	election or removal of the members of our board of directors and our Board of Auditors, as appropriate;

•	stipulation of the total compensation to be paid to the members of our board of directors and the members of our board of executive officers;

•	grants of share bonuses;

•	stock splits;

•	approval of stock option plans;

•	rendering of accounts by our officers as well as the examination, discussion, and voting on the financial statements submitted by these officers;

•	allocation of the net profit for the year and payment of dividends, in accordance with a proposal submitted by our management;

•	issuance of convertible debentures and/or guaranteed debentures;

•	suspension of the rights arising from share ownership of a shareholder who fails to fulfill an obligation described by law or our by-laws;

•	evaluation of the assets that a shareholder intends to give as consideration for the subscription of shares issued by the Company;

•	change of our corporate form to a limited liability company or any other form available under legislation relating to companies;

•	consolidation, merger with another company, or split-off;

•	our dissolution and liquidation, as well as election and dismissal of the liquidator and approval of the accounts submitted by the liquidator; and

•	authorization for our officers to file for bankruptcy, or for a restructuring in or out of court.

According to the Corporations Act, neither the by-laws nor the decisions approved in a shareholders’ meeting may deprive our shareholders of the following rights:

•	the right to vote at shareholders’ meetings (except holders of preferred shares, who do not have the right to vote except in certain situations provided for in the Corporations Act, as described above under “Voting Rights”);

•	the right to participate in the distribution of profits;

•	the right to participate, in proportion to their ownership interest in us, in the distribution of any remaining assets in event of our liquidation;

•	preemptive rights in the subscription of shares, debentures convertible into shares, and subscription bonuses except in cases described in the Corporations Act; and

•	the right to withdraw from our Company in the cases provided for in the Corporations Act.

Anti-Takeover Provisions

Brazilian companies generally do not employ “poison pill” provisions to prevent hostile takeovers. As most Brazilian companies have clearly identified controlling shareholders, hostile takeovers are highly unusual and no developed body of case law addresses the limits on the ability of management to prevent or deter potential hostile bidders. The Corporations Act and our by-laws require any party that acquires our control to extend a tender offer for common and preferred shares held by non-controlling shareholders at the same purchase price paid to the controlling shareholder.

Form and Transfer

Because our preferred shares are in registered book-entry form, Banco Itaú S.A., as registrar, must effect any transfer of shares by an entry made in its books, in which it debits the share account of the transferor and credits the share account of the transferee. When our shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our registrar by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a foreign investor are executed in the same way by that investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank pursuant to Resolution No. 2,689, the foreign investor should also seek amendment through its local agent, if necessary, of the electronic registration to reflect the new ownership. The BOVESPA operates a clearinghouse through the Brazilian Clearing and Depository Corporation (CBLC). The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of our beneficial shareholders that is maintained by CBLC and will be treated in the same way as registered shareholders.

Cancellation of Our Registration as a Public Company

Our registration as a public company can be cancelled only if our controlling shareholder or we hold a public tender offer to purchase all our outstanding shares and provided the following requirements are satisfied: (i) the offered price is fair, according to the Corporations Act and CVM Instruction No. 361; and (ii) shareholders holding more than two-thirds of our shares not held by our controlling shareholder, persons related to us, our directors, officers or controlling shareholder, or held in treasury; and who have expressed an opinion about the cancellation by either expressly agreeing to the cancellation of our registration or accepting the public tender offer to purchase our shares.

The Corporations Act defines a fair price as the price determined on the basis of certain criteria, adopted separately or as a group, i.e., book value, net worth assessed at market prices, discounted cash flow, comparison by multiples, market quotations for the shares of our issuance, or another criteria accepted by the CVM.

A revision of the price of the offering is assured in the event that holders of at least 10% of our shares outstanding in the market ask our officers to call a special shareholders’ meeting to decide on the matter of a new appraisal, using the same or another criteria, to determine the value of our Company. Such petition must be properly substantiated and filed within 15 days of the disclosure of the offering price to be used in the public tender offer to purchase our shares. Shareholders who request a new appraisal, as well as those who vote in favor of it, must reimburse us for the costs incurred if the new value so obtained is equal to or less than the value initially established for the public tender offer to purchase our shares. If the price determined in the second evaluation is higher, it is mandatory that the public tender offer adopt that higher value, or be canceled.

Withdrawal from BOVESPA’s Nível 1 Listing Segment

A company may decide to cease following the differentiated corporate governance practices in BOVESPA’s Nível 1 listing segment at any time, or because of a reorganization in which the resulting company does not qualify to list its shares on BOVESPA’s Nível 1 listing segment, provided such decision is approved by the shareholders in a shareholders’ meeting and reported to BOVESPA in writing 30 days in advance.

The shareholders’ meeting referred to in the preceding paragraph need not be held if the practices are discontinued because the company’s registration as a public company has been cancelled, in which event the procedures prescribed by law and regulations must be observed.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual general shareholders’ meeting, our board of directors is required to propose how our earnings for the preceding fiscal year are to be allocated. For purposes of the Corporations Act, a company’s non-consolidated net income after federal income tax and social contribution on net income for such fiscal year, net of any accumulated losses from prior fiscal years, provision for income tax, provision for social contribution and amounts allocated to employees’ and management’s participation in earnings, represents its “income” for such fiscal year. In accordance with the Corporations Act, an amount equal to the company’s “income,” as adjusted (the “distributable amount”), will be available for distribution to shareholders in any particular year. The distributable amount will be affected by the following:

•	reduced by amounts allocated to the legal reserve;

•	reduced by amounts allocated to the statutory reserve, if any;

•	reduced by amounts allocated to the contingency reserve, if any;

•	reduced by amounts allocated to the unrealized profits reserve established by the company in compliance with applicable law (as discussed below);

•	reduced by amounts allocated to the reserve for investment projects (as discussed below); and

•	increased by reversals of reserves recorded in prior years.

Our by-laws do not require contingency reserves. The Board of Directors may propose a reserve of five percent of our net income for the establishment of an Investment and Working Capital Reserve, provided that this does not interfere with the preferred shareholders’ right to receive their minimum dividend and the total balance of all reserves may not exceed the paid-in capital. Under the Corporations Act and according to our by-laws, we are required to maintain a “legal reserve” to which we must allocate 5% of our “income” for each fiscal year until the amount of the reserve equals 20% of paid-in capital. We are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our capital. Accumulated losses, if any, may be charged against the legal reserve. Other than that, the legal reserve can only be used to increase our capital. The legal reserve is subject to approval by the shareholders voting at the annual shareholders’ meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of our non-consolidated financial statements prepared in accordance with the Corporations Act.

Under the Corporations Act, a portion of a corporation’s “income” may be allocated for discretionary appropriations for plant expansion and other fixed or working capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by the shareholders in a general shareholders’ meeting. After completion of the relevant capital projects, the company may retain the appropriation until shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. The Corporations Act provides that, if a project to which the reserve for investment projects account is allocated has a term exceeding one year, the budget related to the project must be submitted to the shareholders’ meeting each fiscal year until the relevant investment is completed.

Under the Corporations Act, the amount by which the mandatory distribution exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized profits reserve and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which “income” exceeds the sum of (a) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (b) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

Under Brazilian tax legislation, a portion of the income taxes payable may also be transferred to a general “fiscal incentive reserve” in amounts equivalent to the reduction in the company’s income tax liability which results from the option to deposit part of that liability into investment in approved projects in investment incentive regions established by government.

Under the Corporations Act, any company may create a “statutory” reserve, which reserve must be described in the company’s by-laws. Those by-laws which authorize the allocation of a percentage of a company’s net income to the statutory reserve must also indicate the purpose, the criteria for allocation and the maximum amount of the reserve. The Corporations Act provides that all discretionary allocations of “income,” including the unrealized profits reserve and the reserve for investment projects, are subject to approval by the shareholders voting at the general shareholders’ meeting and may be transferred to capital or used for the payment of dividends in subsequent years. The fiscal incentive reserve and the legal reserve are also subject to approval by the shareholders voting at the general shareholders’ meeting and may be transferred to capital or used to absorb losses, but are not available for the payment of dividends in subsequent years.

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. Allocations to the contingency reserve are also subject to approval by the shareholders voting at the general shareholders meeting. The amounts available for distribution are determined on the basis of our non-consolidated financial statements prepared in accordance with accounting practices adopted in Brazil.

The balance of the profit reserve accounts, except for the contingency reserve and unrealized profits reserve, may not exceed the share capital. If this happens, a shareholders’ meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed stock capital or to distribute dividends.

Pursuant to Law No. 10,303, net income unallocated to the accounts mentioned above must be distributed as dividends.

Mandatory Distribution

The Corporations Act generally requires that the by-laws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distribution.

The mandatory distribution is based on a percentage of adjusted non-consolidated net income, not lower than 25%, rather than a fixed monetary amount per share. If the by-laws of a corporation are silent in this regard, the percentage is deemed to be 50%. Under our by-laws, at least 30% of our adjusted net income, if any, as calculated under Brazilian GAAP and adjusted under the Corporations Act (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory annual dividend. Adjusted net income means the distributable amount after any deductions for the legal reserve, contingency reserves and the unrealized profit reserve, and any reversals of the contingency reserves created in previous fiscal years. The Corporations Act, however, permits a publicly held company, such as we are, to suspend the mandatory distribution of dividends in any fiscal year in which the board of directors reports to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to the approval at the shareholders’ meeting and review by members of the fiscal committee. While the law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. In the case of publicly held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting. If the mandatory dividend is not paid and funds are available, those funds shall be attributed to a special reserve account. If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

Payment of Dividends

We are required by the Corporations Act to hold an annual general shareholders’ meeting by no later than April 30 of each year, at which time, among other things, the shareholders have to decide on the payment of an annual dividend. Additionally, interim dividends may be declared by the board of directors. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Dividends on shares held through depositaries are paid to the depositary for further distribution to the shareholders. Under the Corporations Act, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, unclaimed dividends do not bear interest, are not monetarily adjusted and revert to us three years after dividends were declared. See “Description of American Depositary Shares.”

In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, that is the registered owner on the records of the registrar for our shares. The current registrar is Banco Itaú S.A. The depositary registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the preferred shares remitted outside Brazil.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciations of the Brazilian currency that occur before the dividends are converted. Under the current Corporations Act, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates.

Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remits the proceeds outside Brazil. In the event the holder exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the preferred shares, the holder must obtain a new certificate of registration in its own name that will permit the conversion and remittance of such payments through the commercial rate exchange market. See “Description of Capital Stock — Regulation of Foreign Investment and Exchange Controls.”

If the holder is not a duly qualified investor and does not obtain an electronic certificate of foreign capital registration, a special authorization from the Central Bank must be obtained in order to remit from Brazil any payments with respect to the preferred shares through the commercial rate exchange market. Without this special authorization, the holder may currently remit payments with respect to the preferred shares through the floating rate exchange market, although no assurance can be given that the floating rate exchange market will be accessible for these purposes in the future.

In addition, a holder who is not a duly qualified investor and who has not obtained an electronic certificate of foreign capital registration or a special authorization from the Central Bank may remit these payments by international transfer of Brazilian currency pursuant to Central Bank Resolution No. 1,946, dated July 29, 1992, and Central Bank Circular No. 2,677, dated April 10, 1996. The subsequent conversion of such Brazilian currency into U.S. dollars may be made by international financial institutions under a mechanism currently available in the floating rate exchange market. However, we cannot assure you that this mechanism will exist or be available at the time payments with respect to the preferred shares are made.

Under current Brazilian legislation, the federal government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.

Interest Attributable to Shareholders’ Equity

Under Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, beginning in 1998, for social contribution purposes. The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities. Payment of such interest may be made at the discretion of our board of directors, subject to the approval of the shareholders at a general shareholders’ meeting. The deductibility of any such notional “interest”, and therefore, the “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

•	50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.

For accounting purposes under accounting practices adopted in Brazil, although the interest charge must be reflected in the statement of operations to be tax deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders’ equity in a manner similar to a dividend. Any payment of interest in respect of preferred shares (including the ADSs) is subject to Brazilian withholding tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven. If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest. In case we distribute interest attributed to shareholders’ equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders. For U.S. GAAP accounting purposes, interest attributable to shareholders’ equity is reflected as a dividend payment.

Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend.

Dividend Policy

We intend to declare and pay dividends and/or interest attributed to shareholders’ equity, as required by the Corporations Act and our by-laws. Our board of directors may approve the distribution of dividends and/or interest attributed to shareholders’ equity, calculated based on our non-consolidated semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may in the future continue determining that it is to our benefit to distribute interest attributed to shareholders’ equity.

Our mandatory dividend was established in our by-laws to be an amount at least equal to 30% of our net income for the fiscal year in question as calculated under Brazilian GAAP and as contemplated by the Corporations Act. For more information, see “— Dividends and Dividend Policy”.

The following table shows our historical distribution of dividends and interest on shareholders’ equity, for the periods indicated:

	Fiscal Year Ended December 31,
	2007	2006	2005
	(in millions of U.S. dollars)

Common Shares	147.4	135.7	155.9
Preferred Shares	274.4	253.4	290.9
Total	421.8	389.1	446.8

Regulation of Foreign Investment

There are no general restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank and the CVM.

Foreign investors may register their investment under Law No. 4,131 of September 3, 1962, or Law No. 4,131, or Resolution No. 2,689 of January 26, 2000 of the CMN, or Resolution No. 2,689. Registration under Law No. 4,131 or under Resolution No. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments.

Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

Pursuant to Resolution No. 2,689, foreign investors must:

appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM; and

•	register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM. The right to convert dividend payments and proceeds from the sale of our capital stock into foreign currency and to remit these amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares represented by ADSs, or holders who have exchanged ADSs for preferred shares, from converting dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant, any required governmental approval for conversions of reais payments and remittances abroad of amounts owed to holders of ADSs could adversely affect holders of ADSs.

Resolution No. 1,927 of the CMN, which is the restated and amended Annex V to Resolution No. 1,289 of the CMN, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We will file an application to have the ADSs approved under the Annex V Regulations by the Central Bank and the CVM, and we will have received final approval before the completion of this offering.

The custodian has obtained on behalf of the depositary an electronic certificate of foreign capital registration with respect to our ADSs. This electronic registration is carried on through the Central Bank Information System, or SISBACEN. Pursuant to the registration, the custodian and the depositary will be able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs surrenders such ADSs and withdraws preferred shares, the holder will be entitled to continue to rely on the depositary’s registration for five business days after the withdrawal, following which such holder must seek to obtain its own electronic certificate of foreign capital registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689, by a duly registered investor, or, if not a registered investor under Resolution No. 2,689, a holder of preferred shares applies for and obtains a new certificate of registration, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares, and the holder, if not registered under Resolution No. 2,689, will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will also be subject to less favorable tax treatment.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

The Bank of New York, as depositary, will execute and deliver the ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent one preferred share (or a right to receive one preferred shares) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary in Brazil. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the preferred shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for directions on how to obtain copies of those documents.

Dividends and Other Distributions

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on preferred shares or other deposited securities, after deducting its fees and expenses described below. You will receive these distributions in proportion to the number of preferred shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the preferred shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

     Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any preferred shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell preferred shares, which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new preferred shares.

•	Rights to purchase additional preferred shares. If we offer holders of our securities any rights to subscribe for additional preferred shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. If the depositary makes rights to purchase preferred shares available to you, it will exercise the rights and purchase the preferred shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay. U.S. securities laws may restrict transfers and cancellation of the ADSs representing preferred shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, preferred shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, preferred shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our preferred shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs if you or your broker deposits preferred shares or evidence of rights to receive preferred shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

If you surrender ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the preferred shares and any other deposited securities underlying the surrendered ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

Our preferred shares generally do not have voting rights. If the deposited shares have voting rights, you may instruct the depositary to vote the shares underlying your ADRs. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADRs as you direct by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Brazilian law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as you instruct. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting far enough in advance to withdraw the shares. We will use our best efforts to request that the depositary notify you of upcoming votes and ask for your instructions.

If the depositary has asked for your voting instructions but has not received them by the specified date, it will give a discretionary proxy to vote the corresponding number of deposited shares to a person designated by us.

Fees and Expenses

Persons depositing preferred shares or ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

Registration or transfer fees	• Transfer and registration of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares.

Expenses of the depositary in converting foreign currency to U.S. dollars

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our preferred shares	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Reclassify, split up or consolidate any of the deposited securities

• Distribute securities on the preferred shares that are not distributed to you	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise you that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver preferred shares and other deposited securities upon surrender of ADRs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents believed in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of preferred shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any preferred shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Preferred Shares Underlying your ADRs

You have the right to surrender your ADSs and withdraw the underlying preferred shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of preferred shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our preferred shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of preferred shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying preferred shares, unless we have requested the depositary to cease doing so. This is called a pre-release of the ADSs. The depositary may also deliver preferred shares upon cancellation of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying preferred shares are delivered to the depositary. The depositary may receive ADRs instead of preferred shares to close out a pre-

release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the preferred shares or ADSs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (c) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for purpose of contacting those holders about a matter unrelated to our business or the ADSs.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of securities for general corporate purposes.

Proceeds may also be used for other purposes specified in the applicable prospectus supplement.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our consolidated capitalization at December 31, 2007 based on our financial statements prepared in accordance with U.S. GAAP. This table should be read in conjunction with, and is qualified in our entirety by reference to, our consolidated financial statements and the notes thereto incorporated by reference into this prospectus.

As of December 31,
2007
(in thousands of U.S. dollars)

Debt:
Current debt:
Short-term debt and current portion of long-term debt	1,417,993
Debentures	21,524
Long-term debt:
Long-term debt, less current portion	7,053,916
Debentures	509,880
Shareholders’ equity:
Capital stock	3,432,613
Additional paid-in capital	134,490
Treasury stock	(44,778)
Legal reserve	154,420
Retained earnings	2,569,255
Cumulative other comprehensive loss	757,459

Total shareholders’ equity	7,003,459

Total debt and shareholders’ equity(1)	16,006,772

(1)	Defined as short-term and long-term debt and debentures plus total shareholders’ equity

PRICE HISTORY

Markets

In addition to the BOVESPA’s Nível 1 listing segment, our shares are traded on two other exchanges:

New York Stock Exchange

On March 10, 1999, we obtained registration for the issuance of Level II ADRs, which began trading on the New York Stock Exchange the same day under the symbol GGB. A total of 550.3 million ADRs were traded in 2007.

Latibex – Madrid Stock Exchange

Since December 2, 2002, our preferred shares have been traded on the Latibex, the segment of the Madrid Stock Exchange devoted to Latin American companies traded in Euros. Following approval by the CVM and the Brazilian Central Bank, this date marked the beginning of the Depositary Receipts (DR) Program for preferred shares issued by us in Spain. The shares are traded in Spain under the symbol XGGB in the form of DRs, each corresponding to one preferred share. This participation in the Latibex boosted our visibility in the European market and brought increased liquidity to our shares on the BOVESPA, as each unit traded in Madrid generates a corresponding operation on the BOVESPA. A total of 1.4 million Gerdau preferred shares were traded on the Madrid Stock Exchange (Latibex) in 2007, representing a trading volume of €32.4 million.

The following table presents high and low market prices in Brazilian reais for our preferred shares (GGBR4) on the São Paulo Stock Exchange (BOVESPA) for the indicated periods, as well as the high and low market prices in U.S. dollars (converted at the PTAX exchange rate) for the same period.

A.	Closing Prices Preferred Shares – Annual Basis (Adjusted for dividends)

	Brazilian reais per Share		US Dollars per Share
Year	High	Low	High	Low

2003	10.96	3.91	3.96	1.09
2004	19.13	9.31	7.30	3.06
2005	24.29	12.80	10.85	5.28
2006	34.80	24.11	17.29	10.23
2007	54.08	31.23	30.90	14.71

Source: Economática

B.	Closing Prices Preferred Shares – Quarterly Basis (Adjusted for dividends)

	Brazilian reais per Share		US Dollars per Share
Year	High	Low	High	Low

2006
1Q	32.30	24.11	16.05	10.23
2Q	34.80	26.80	17.29	11.71
3Q	33.23	27.04	15.91	12.40
4Q	33.93	27.35	16.55	12.93
2007
1Q	38.31	31.23	19.21	14.81
2Q	48.53	36.33	25.34	17.85
3Q	51.13	39.71	27.74	19.60
4Q	54.08	45.75	30.90	25.40
2008
1Q	57.39	41.87	34.33	22.88

Source: Economática

Closing Prices Preferred Shares – Monthly Basis (Adjusted for dividends)

	Brazilian reais per Share		US Dollars per Share
Year	High	Low	High	Low

2007
October	54.08	48.37	30.90	26.89
November	53.89	45.75	31.28	25.40
December	53.02	47.74	30.26	26.49
2008
January	51.66	41.87	29.83	23.00
February	57.39	44.97	34.33	25.44
March	57.25	51.34	33.66	30.21
April
(through April 9, 2008)	63.39	57.07	37.31	33.81

Source: Economática

In the above tables, share prices have been retroactively adjusted for all periods to reflect: (a) the stock bonus of ten shares for three shares held, approved in April 2003, (b) the reverse stock split of one share for 1,000 shares held, approved in April 2003, (c) the stock bonus of one share for every share held approved in April 2004, (d) the stock bonus of one for two shares held approved in March 2005 and (e) a stock bonus of one share for two shares approved in March 2006.

The following table presents high and low market prices for our ADSs as traded on the New York Stock Exchange (NYSE) for the indicated periods.

C.	Closing Prices ADSs – Annual Basis (Adjusted for dividends)

	US Dollars per Share
Year	High	Low

2003	4.55	1.37
2004	8.09	3.54
2005	11.21	5.93
2006	18.10	11.12
2007	31.35	15.19

Source: Bloomberg

Closing Prices ADSs – Quarterly Basis Adjusted for dividends

	US Dollars per Share
Year	High	Low

2006
1Q	16.65	11.12
2Q	18.10	12.23
3Q	16.01	12.88
4Q	16.36	13.22
2007
1Q	19.10	15.19
2Q	25.62	18.13
3Q	28.07	19.39
4Q	31.35	25.43
2008
1Q	30.78	24.34

Source: Bloomberg

Closing Prices ADSs – Monthly Basis Adjusted for dividends

	US Dollars per Share
Year	High	Low

2007
October	31.26	26.22
November	31.35	25.43
December	30.00	26.63
2008
January	30.02	24.34
February	30.78	25.34
March	33.95	30.17
April (through April 9, 2008)	37.21	32.66

Source: Bloomberg

The above tables show the lowest and highest market prices of Gerdau’s shares since 2003. Share prices have been retroactively adjusted for all periods to reflect: (a) the stock bonus of ten shares for three shares held, approved in April 2003, (b) the reverse stock split of one share for 1,000 shares held, approved in April 2003, (c) the stock bonus of one share for every share held approved in April 2004, (d) the stock bonus of one for two shares held approved in March 2005 and (e) a stock bonus of one share for two shares approved in March 2006.

On April 9, 2008, the closing sales price in U.S. Dollars of the preferred ADSs as reported on the New York Stock Exchange was US$36.02 and of the preferred shares on the BOVESPA was R$60.45, respectively.

PLAN OF DISTRIBUTION

We will set forth in the applicable prospectus supplement a description of the plan of distribution of the securities that may be offered pursuant to this prospectus.

TAXATION

The material Brazilian and U.S. federal income tax consequences relating to the purchase, ownership and disposition of any of the securities offered pursuant to this prospectus will be set forth in the prospectus supplement offering such securities.

EXPERTS

The financial statements of Gerdau S.A. as of and for the year ended December 31, 2007, incorporated in this Form F-3 by reference from our Form 20-F, filed with the Securities and Exchange Commission on April 11, 2008, and the effectiveness of our internal control over financial reporting have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their reports, which are included and incorporated by reference herein, which report express an unqualified opinion on the financial statements and includes an explanatory paragraph concerning the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, effective January 1st, 2007 and express an unqualified opinion on the effectiveness of internal control over financial reporting. Such financial statements have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Gerdau S.A. as of December 31, 2006 and for each of the two years ended December 31, 2006 incorporated in this Form F-3 by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have been so incorporated in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of Chaparral as of May 31, 2007 and 2006 and for each of the three years in the period ended May 31, 2007 included in our report on Form 6-K dated April 11, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the securities and certain other legal matters with respect to the laws of Brazil will be passed upon for us by Machado Meyer Sendacz e Opice Advogados and with respect to the laws of the United States by Greenberg Traurig, LLP.